Exhibit 99.1

UNANIMOUS SHAREHOLDERS AGREEMENT – CAUTIONARY NOTE FOR READERS

The attached Unanimous Shareholders Agreement has been filed with certain securities regulatory authorities in Canada pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, which requires Westport Fuel Systems Inc. ("Westport") to file certain material contracts to which it (or any subsidiary) is a party. Unlike certain other documents filed on behalf of Westport, the attached Unanimous Shareholders Agreement has not been prepared as a disclosure document and was not drafted with the intention of providing factual information about Westport (or any affiliate) for the benefit of investors. The attached Unanimous Shareholders Agreement contains representations and warranties made by Westport and certain of its affiliates to various counterparties for risk allocation purposes, and solely for the benefit of those counterparties. National Instrument 51-102 allows reporting issuers to omit certain provisions of material contracts and readers are cautioned that statements made by Westport (and its affiliates) in the attached Unanimous Shareholders Agreement may be qualified (in whole or in part) by information redacted from the attached copy of the Unanimous Shareholders Agreement, which information is not otherwise available to the public. Moreover, information concerning Westport, its affiliates or the subject matter of statements made in the attached Unanimous Shareholders Agreement concerning Westport or certain of its affiliates may change after the date of the attached Unanimous Shareholders Agreement, and subsequent information may or may not be fully reflected in Westport's public disclosures. Accordingly, investors should not rely on statements in the attached Unanimous Shareholders Agreement concerning Westport (or any of its affiliates) as accurate statements of fact.

UNANIMOUS SHAREHOLDERS AGREEMENT

by and among

WESTPORT FUEL SYSTEMS CANADA INC.

and

VOLVO hpdi holding inc.

and

1463861 B.C. LTD.

and

ANY OTHER PERSON WHO SHALL BECOME A SHAREHOLDER OF THE GENERAL PARTNER IN ACCORDANCE WITH THE PROVISIONS HEREOF

JUNE 3, 2024

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	2
1.1 Definitions	2
1.2 Schedules	13
1.3 Interpretation	13
1.4 Governing Law	14
1.5 Subsidiaries	14
ARTICLE 2 ORGANIZATION OF THE GENERAL PARTNER	15
2.1 Business of the General Partner	15
2.2 Principal Place of Business	15
2.3 Fiscal Year	15
2.4 Freedom in Decision Making	15
ARTICLE 3 CERTAIN COVENANTS AND ACKNOWLEDGEMENTS	16
3.1 Covenants of the GP Shareholders	16
3.2 Covenants of the General Partner	16
3.3 Unanimous Shareholder Agreement	16
3.4 Relationship of GP Shareholders	16
ARTICLE 4 BOARD OF DIRECTORS	16
4.1 Board of Directors	16
4.2 Chair of the GP Board	17
4.3 Indemnification	18
4.4 Insurance	18
4.5 Meetings of the Board of Directors	18
4.6 Specified Board Approval	21
4.7 Conflicted Shareholders	24
4.8 Committees	24
4.9 Other Positions of Representatives	25
4.10 Officers of the JV Business	25
4.11 Officers of the General Partner	25
ARTICLE 5 BUSINESS AND MANAGEMENT OF THE GENERAL PARTNER	26
5.1 Management of the General Partner	26
5.2 Services Arrangements	26
5.3 Supply of Third Party OEMs	27
5.4 Business Plans	27
5.5 Financial Statements and Reports	28
5.6 Books and Records	29
5.7 Contracts	29

-i-

5.8 Internal Controls	29
5.9 Governance Policies	29
5.10 Compliance	29
5.11 Invoicing and Transfer Pricing	30
5.12 Tax Returns	31
5.13 Tax Costs	32
ARTICLE 6 SHAREHOLDER APPROVAL RIGHTS AND MEETINGS	32
6.1 Shareholder Approval Rights	32
6.2 Meetings of the Shareholders	34
ARTICLE 7 SHARES AND DISPOSITION OF SHARES	36
7.1 Authorized Share Capital	36
7.2 Termination of Shareholder	36
7.3 Restrictions on Transfers	37
7.4 General Restrictions	37
7.5 Permitted Transfers to 100% Affiliates	39
7.6 Required Transfers; Share Issuances and Adjustments	39
7.7 Share Certificates	40
7.8 Lost Share Certificates	40
7.9 Liability on Transfer	41
7.10 Power of Attorney	41
7.11 Securities Law Matters	41
7.12 Financing and Pledge of Shares	41
ARTICLE 8 FUNDING	42
8.1 Additional Funding Requirements	42
ARTICLE 9 CONFIDENTIALITY	42
9.1 Confidential Information	42
9.2 Restricted Information	44
9.3 Survival	45
ARTICLE 10 TERMINATION AND SURVIVAL	46
10.1 Termination Events	46
10.2 Winding Up and Dissolution	46
10.3 Survival	47
ARTICLE 11 REPRESENTATIONS AND WARRANTIES	47
11.1 Representations and Warranties of the Parties	47
11.2 Survival	48
ARTICLE 12 DISPUTE RESOLUTION AND DEADLOCK	48
12.1 Dispute Resolution and Deadlocks	48

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12.2 Injunctive Relief	48
12.3 Performance to Continue	48
ARTICLE 13 NOTICES	48
13.1 Addresses for Service	48
13.2 Change of Address	49
13.3 Notices	49
ARTICLE 14 MISCELLANEOUS	49
14.1 Press Release	49
14.2 Amendment	50
14.3 Agreement to be Bound	51
14.4 Conflict with Articles	51
14.5 Entire Agreement	51
14.6 Strict Performance of Covenants	51
14.7 Waiver	51
14.8 No Liability for Consequential Damage or Loss of Profit	52
14.9 Severability	52
14.10 Effective Time	52
14.11 Time of Essence	52
14.12 Further Assurances	52
14.13 Successors	52
14.14 Assignment	52
14.15 Subdivision, Consolidation, etc. of GP Shares	52
14.16 Remedies	53
14.17 Withholding	53
14.18 Expenses	53
14.19 Currency	53
14.20 Counterparts	53

SCHEDULES

Schedule A Shareholder Capital

Schedule B Dispute Resolution and Deadlock

Schedule C FMV Procedure and Methodology

Schedule D Initial Business Plan

-iii-

UNANIMOUS SHAREHOLDERS AGREEMENT

This Unanimous Shareholders Agreement is made effective as of June 3, 2024 (the "Effective Date").

Among:

1463861 B.C. LTD., a corporation incorporated under the laws of British Columbia (the "General Partner")

-and-

WESTPORT FUEL SYSTEMS CANADA INC., a corporation incorporated under the laws of British Columbia ("Westport Canada")

-and-

VOLVO HPDI HOLDING INC., a corporation incorporated under the federal laws of Canada ("Volvo Canada")

Recitals:

A.	the General Partner was incorporated under the Act on February 1, 2024 with Westport Canada as its sole shareholder and issued 1,000 GP Shares on incorporation;

B.	the General Partner is the general partner of the Partnership, and Westport Canada and the General Partner are parties to the Initial Partnership Agreement, Westport Canada being the sole Limited Partner holding one LP Unit;

C.	following transfer of the JV Business to the JV Group pursuant to closing of the transactions contemplated by the Asset PA, Westport Canada held 1000 LP Units, and remained the sole Limited Partner;

D.	upon closing of the transactions contemplated in the Investment Agreement, Volvo Canada acquired 450 GP Shares and 450 LP Units from Westport Canada, and Volvo Sweden acquired 450 JVCo Shares from Westport Canada;

E.	concurrent with the execution of this Agreement, the Parties entered into the Partnership Agreement; and

F.	the General Partner and the GP Shareholders wish to enter into this Agreement to provide for certain matters relating to the governance of the General Partner, certain rights and obligations in respect of the ownership of the GP Shares, the election of directors of the General Partner, the management and control of certain of the General Partner's affairs and certain other matters as hereinafter provided.

NOW THEREFORE, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following words have the following meanings:

"100% Affiliate" means, with respect to any Person, an Affiliate of such Person which is (directly or indirectly) wholly owned by that Person or which is (directly or indirectly) wholly owned by a Person which also (directly or indirectly) wholly owns the Person.

"Act" means the Business Corporations Act (British Columbia).

"Additional Dispute Notice" has the meaning set out in Schedule B.

"Affiliate" means, with respect to a Person: (a) any Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with another Person; (b) any body corporate in respect of which such Person beneficially owns, directly or indirectly, voting securities carrying more than 20% of the voting rights attached to all voting securities of the body corporate for the time being outstanding; (c) any partner of such Person; or (d) any trust, estate or other entity or fund in which such Person has a substantial beneficial interest or as to which the Person serves as trustee, manager or administrator or in similar capacity, but in each case, with respect to any GP Shareholder, excluding each member of the JV Group and, with respect to any member of the JV Group, excluding each of the GP Shareholders; and for the purpose of this definition, "control" (including with correlative meanings, the terms "controlled by" or "under common control") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this unanimous shareholders' agreement and the Schedules.

"Anti-Bribery Laws" means any Applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including the Swedish Criminal Code (SFS 1962:700) (Sweden), the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 of the United States of America, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997, and any other Applicable Laws that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value, directly or indirectly, to any Person, including any Governmental Official.

"Anti-Money Laundering Laws" means any Applicable Laws relating to money laundering or terrorism to which any of the Parties or any member of the JV Group is subject, including the Money Laundering and Terrorist Financing (Prevention) Act (SFS 2017:630) (Sweden), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), Executive Order No. 13224, and in each case the regulations promulgated thereunder.

"Anti-Trust Laws" means any Applicable Law in any jurisdiction in which any GP Shareholder, the General Partner or any other member of the JV Group carries on business (or will carry on business) that from time to time either: (a) prohibits anti-competitive agreement or abuse of market dominance; or (b) controls mergers or acquisitions that may have an impact on competition.

"Applicable Law" means any law, statute, code, ordinance, regulation, rule, Permit, rules of common law, including any judicial and administrative interpretations thereof, of any Governmental Entity which have been made public, including all judicial and administrative Orders which have been made public.

"Arbitration" has the meaning set out in Schedule B.

"Arbitrators" has the meaning set out in Appendix 3 to Schedule B.

"Asset PA" means the asset purchase agreement dated on or around the date of this Agreement between, amongst others, Westport Inc, Westport Canada, the Partnership and JVCo.

"Budget" means the annual budget with respect to the JV Group, covering a Fiscal Year that includes reasonable detail on financial projections, including profit and loss statement (which detail shall include, for the avoidance of doubt projected Operating Expenditures, projected Capital Expenditures and Projected Revenues), balance sheet and cash flow statement (and the material assumption underlying those projections), for such Fiscal Year and each Quarter thereof.

"Business Day" means a day on which banks are generally open for the transaction of commercial business in Vancouver, British Columbia and Gothenburg, Sweden but does not in any event include a Saturday or a Sunday or statutory holiday in British Columbia or Gothenburg, Sweden.

"Business Objective" has the meaning set out in the Partnership Agreement.

"Business Plan" means the five-year business plan, presented on a Quarterly and aggregate annual basis, with respect to the JV Group, covering the upcoming five Fiscal Years that articulates the mid-term and long-term objectives of the GP Shareholders (and the JVCo Shareholders) with respect to the development and operation of the JV Business and provides a roadmap to achieve such objectives, and which shall include, at a minimum, the Budget, details of major investments, Funding Plan, strategic plan, and the agreed program for development, to be prepared in the form of the Initial Business Plan or in such other form as may be agreed pursuant to Section 5.4.

"Capital Accounts" has the meaning set out in the Partnership Agreement.

"Capital Expenditures" means all expenditures of each member of the JV Group which should be capitalised in accordance with IFRS that are, or are reasonably anticipated to be, approved to be capitalised by the appointed auditor of the relevant member of the JV Group.

"Carve Out Plan" means the steps and procedures as set out in exhibit "G" to the Investment Agreement, as the same may be amended from time to time in accordance with the Investment Agreement.

"Cash Call" has the meaning set out in the Partnership Agreement.

"CFO" means the chief financial officer of the JV Business, appointed in accordance with Section 4.10(b).

"Chair" has the meaning set out in Section 4.2.

"Commercial Agreements" means the Development Agreement and the New Supply Agreement.

"Compensation Arrangements" means any form of incentive plan, bonus plan pension scheme, benefits plan or similar arrangement.

"Confidential Information" has the meaning set out in Section 9.1(a).

"Contract" means any agreement, arrangement, indenture, contract, purchase order, lease, sublease, deed of trust, licence, option or instrument, in any case, whether written or oral.

"CTO" means the chief technology officer of the JV Business, appointed in accordance with Section 4.10(b).

"Default Budget" means a budget with respect to the JV Group for a Fiscal Year in respect of which the Directors do not approve the proposed Budget prior to the commencement of such Fiscal Year, which budget shall consist of:

(a)	Operating Expenditures equal to 100% of the same percentage of Projected Revenues for such Fiscal Year as Operating Expenditures represented of the revenues for the previous Fiscal Year, as included in the Budget approved as part of the Business Plan for the previous Fiscal Year; and

(b)	Capital Expenditures equal to 100% of the same percentage of Projected Revenues for such Fiscal Year as Capital Expenditures represented of the revenues the previous Fiscal Year included in the Budget approved as part of the Business Plan for the previous Fiscal Year; and

(c)	such additional Operating Expenditures reasonably required to be incurred for the proper and safe operation of facilities and material equipment used in connection with the JV Business during such Fiscal Year.

"Defaulted Amount" has the meaning set out in the Partnership Agreement.

"Development Agreement" [Redacted – commercially sensitive information].

"Director" means a director of the GP Board.

"Dispute" means any controversy, claim, dispute or other matter in question between the Parties arising out of or relating in any way to this Agreement or the GP Articles.

"Distributable Cash" has the meaning set out in the Partnership Agreement.

"Effective Date" means the date first above written.

"Emergency Default Loan" has the meaning set out in the Partnership Agreement.

"Emergency Funding" has the meaning set out in the Partnership Agreement.

"Emergency Funding Notice" has the meaning set out in the Partnership Agreement.

"Escalation Period" has the meaning set out in Appendix 1 to Schedule B.

"Export Control Laws" means any Applicable Laws governing transactions in controlled goods or technologies, including the Export and Import Permits Act (Canada), and any related regulations, the EC Regulation 428/2009 and the implementing laws and regulations of the EU member states; the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations; the U.K. Export Control Act 2002 (as amended and extended by the Export Control Order 2008) and its implementing rules and regulations; and other similar export control laws or restrictions applicable to the General Partner or any other member of the JV Group from time to time.

"First Adjourned Board Meeting" has the meaning set out in Section 4.5(d)(ii).

"First Adjourned Shareholders Meeting" has the meaning set out in Section 6.2(e)(ii).

"Fiscal Year" has the meaning set out in Section 2.3.

"FMV" means the price agreed by the GP Shareholders or, in default of such agreement, the fair market value of the LP Units, GP Shares and LP Loans, as applicable, determined in accordance with the FMV Procedure and Methodology.

"FMV Procedure and Methodology" means the procedure and methodology for agreeing or determining FMV, as set out in Schedule C.

"Framework Agreement" means the framework agreement, the form of which is set out in the Investment Agreement.

"Funding Default" has the meaning set out in the Partnership Agreement.

"Funding Non-Defaulting Party" has the meaning set out in the Partnership Agreement.

"Funding Plan" means the funding plan for the JV Business for the 18 month period commencing at the start of the forthcoming Fiscal Year (provided that, the initial funding plan shall commence on the Effective Date and end at the end of the then-current Fiscal Year), including the amount of such funding to be provided to the LP Group by the Limited Partners (in proportion to their respective LP Interests), and to the JVCo Group by the JVCo Shareholders (in accordance with the JVCo SHA), and/or whether any funding will be sourced by way of Third Party debt.

"General Partner" has the meaning set out in the Recitals.

"Governmental Entity" means: any (a) government or political subdivision, whether federal, provincial, local or foreign; (b) agency or instrumentality of any such government or political subdivision; (c) federal, state, local or foreign court; (d) applicable industry self-regulatory organization; and (e) applicable stock exchange or securities regulatory authority.

"Governmental Official" means (a) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity; (b) any political party, political party official or candidate for political office; (c) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity; or (d) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

"GP Articles" means the articles of association of the General Partner, as amended or replaced from time to time in accordance with the Act.

"GP Board" means the board of directors of the General Partner.

"GP Interest" has the meaning set out in the Partnership Agreement.

"GP Shareholders" means, collectively:

(a)	the shareholders of the General Partner listed in Schedule A as of the Effective Date; and

(b)	any Person who hereafter becomes a shareholder of the General Partner pursuant to and in compliance with the provisions hereof (who shall be listed as such in Schedule A as amended from time to time), and "GP Shareholder" means any one of them.

"GP Shares" means the common shares in the capital of the General Partner, and where the context permits, includes:

(a)	any shares into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed; and

(b)	any shares of the General Partner or of any other Person received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving the General Partner.

"Holding Company" means, in relation to Volvo Canada (which term shall be deemed to include for these purposes any 100% Affiliate to which Volvo Canada has Transferred any GP Shares, LP Units or LP Loans), that since incorporation Volvo Canada has only carried out the function of holding GP Shares, LP Units and making any LP Loans, and does not have any outstanding liabilities or indebtedness other than any liabilities or indebtedness arising in the ordinary course of it carrying out such function including under this Agreement and the Partnership Agreement.

"HPDI" has the meaning set out in the Partnership Agreement.

"HPDI Systems" has the meaning set out in the Partnership Agreement.

"ICC" has the meaning set out in Schedule B.

"ICC Rules" has the meaning set out in Appendix 3 to Schedule B.

"IFRS" means the accounting principles so prescribed, recommended or promulgated from time to time as the International Financial Reporting Standards, as issued by the International Accounting Standard Board or any successor thereto, as such principles may be amended, varied or replaced from time to time, which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein.

"Income" or "Loss" has the meaning set out in the Partnership Agreement.

"Initial Business Plan" means the initial Business Plan attached hereto as Schedule D.

"Initial Dispute Notice" has the meaning set out in Schedule B.

"Initial Partnership Agreement" means the limited partnership agreement dated February 1, 2024 between Westport Canada and the General Partner.

"Intellectual Property" means any intellectual property existing from time to time, including any rights in a specific jurisdiction associated with the following and other intangible assets: (a) patents, patent applications, utility models, inventions, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof; (b) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, indications and appellations of origin, rights under the law of passing off and equivalents, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing; (c) copyrightable works, copyrights (whether registered or unregistered), related rights and allied rights including moral rights, software, databases, topographies, performances and in recordings, as well as any works protected by design law or other intellectual or industrial property laws; (d) confidential and proprietary information, including trade secrets, know-how, ideas, inventions, systems, formulae, models and methodologies as well as the right in any jurisdiction to limit the use or disclosure thereof; (e) industrial designs; and (f) all applications and registrations for the foregoing.

"Investment Agreement" means the investment agreement dated March 11, 2024 between Westport Inc, Westport Canada, Volvo Sweden and Volvo Canada.

"Investment Closing" has the meaning set out in the Investment Agreement.

"IT Transition Plan" means the IT Carve-Out Roadmap and related transition plan schedules in final form agreed pursuant to section 6.6 of the Investment Agreement.

"JV Agreements" means the JVCo SHA, the JVCo Articles, the Partnership Agreement, the GP Articles and this Agreement.

"JV Business" has the meaning set out in the Partnership Agreement.

"JV Group" means the LP Group and the JVCo Group.

"JVCo" means HPDI Technology AB (company registration 559468-9696) a company limited by shares, established in accordance with the Swedish Companies Act (Sw. Aktiebolagslagen (SFS 2005:551)).

"JVCo Articles" means the articles of association of JVCo, as amended or replaced from time to time in accordance with the JVCo SHA.

"JVCo Board" means the board of directors of JVCo, appointed in accordance with the JVCo SHA and the JVCo Articles from time to time.

"JVCo Dispute" has the meaning set out in Schedule B.

"JVCo Group" means JVCo and each of its Subsidiaries.

"JVCo Interest" means at any time with respect to a JVCo Shareholder, that JVCo Shareholder's rateable ownership of JVCo Shares expressed as a percentage, which percentage is determined by dividing the number of JVCo Shares owned by the JVCo Shareholder by the total number of JVCo Shares owned by all JVCo Shareholders.

"JVCo Loans" has the meaning set out in the JVCo SHA.

"JVCo SHA" means the shareholders agreement governing JVCo between JVCo, Westport Canada and Volvo Sweden dated the Effective Date.

"JVCo Shareholders" means the shareholders of JVCo from time to time in accordance with the terms of the JVCo SHA.

"JVCo Shares" means the common shares in the capital of JVCo.

"Knowledge of Management" means with respect to any matter the actual knowledge of any member of Management or the knowledge any of them should have had, had they made reasonable due inquiry and having regard to their role, with respect to the applicable matter at the relevant time.

"Lien" means any lien, security interest, mortgage, pledge, charge, license, adverse claim, reversion, restriction, assignment, option, right to acquire or encumbrance of any kind.

"Limited Partners" means Westport Canada, Volvo Canada, and any other Person who shall be admitted to the Partnership as a limited partner of the Partnership, and "Limited Partner" means any one of them.

"LP Default Loan" has the meaning set out in the Partnership Agreement.

"LP Group" means the Partnership, each of its Subsidiaries and the General Partner.

"LP Group's Intellectual Property" means the Intellectual Property owned, co-owned or created by, or licensed to, any member of the LP Group or in which any member of the LP Group otherwise has an interest, including the Intellectual Property transferred by Westport Canada and/ or its Affiliates to any member of the LP Group pursuant to the JV Agreements, the Investment Agreement, the Asset PA and any assignment agreement or license contemplated therein.

"LP Interest" has the meaning set out in the Partnership Agreement.

"LP Loans" has the meaning set out in the Partnership Agreement.

"LP Units" has the meaning set out in the Partnership Agreement.

"Management" means the President & CEO, the CFO and the CTO of the JV Group and any other officer of the JV Group nominated by the President & CEO and approved by the GP Board in accordance with Section 4.10 or the JVCo Board in accordance with the JVCo SHA, as applicable.

"Net Business Value" has the meaning set out in Schedule C.

"New Supply Agreement" means a supply agreement in relation to HPDI products, comprised of the Price Agreement, Framework Agreement and Raw Material Agreement, and entered into between the Partnership and Aktiebolaget Volvo (publ) on the Effective Date.

"Notified Shareholder" has the meaning set out in Appendix 4 to Schedule B.

"OECD" means the Organization for Economic Cooperation and Development.

"OEM" means a vehicle or engine original equipment manufacturer targeting on-road products or off-road products (including trucking, mine, marine, agricultural, construction and rail equipment) utilizing HPDI Systems.

"Operating Expenditures" means all expenditures of each member of the JV Group, other than Capital Expenditures, including general and administrative expenditures, interest expenditures, operating expenditures and maintenance expenditures.

"Order" means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.

"Outstanding Dispute" has the meaning set out in Appendix 1 to Schedule B.

"Parties" means the General Partner, Westport Canada, and Volvo Canada, and "Party" means any one of them as the context requires.

"Partners" means the Limited Partners and the General Partner.

"Partnership" means the HPDI Technology Limited Partnership, a limited partnership formed under the laws of British Columbia.

"Partnership Agreement" means the amended and restated limited partnership agreement entered into on the Effective Date, among the General Partner, as the general partner, and Westport Canada and Volvo Canada, as the Limited Partners.

"Partnership Dispute" has the meaning set out in Schedule B.

"Permit" means any license, permit, authorization, certificate of authority, qualification or similar document or authority that has been issued or granted by any Governmental Entity.

"Permitted Lien" means a Lien created in accordance with the terms of this Agreement.

"Person" means any individual (natural person), partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, limited liability company, trust, trustee, executor, administrator or other legal personal representative, Governmental Entity or entity however designated or constituted.

"President & CEO" means the president and chief executive officer of the JV Business, appointed in accordance with Section 4.10(a).

"Price Agreement" means the price agreement, the form of which is set out in the Investment Agreement.

"Project Agreements" means the Commercial Agreements, the Investment Agreement, the JV Agreements and the Westport Non-Compete.

"Projected Revenues" means, in respect of any Fiscal Year, the projected revenues of the JV Group for such Fiscal Year as reflected in the last agreed Business Plan.

"Quarter" or "Quarterly" means each continuous three-month period during a calendar year, ending on March 31, June 30, September 30 or December 31.

"Raw Material Agreement" means the raw material agreement in the form to be agreed pursuant to the Investment Agreement.

"Related Party Agreement" means any Contract between any member of the LP Group, on the one hand, and a GP Shareholder, Limited Partner or an Affiliate of a GP Shareholder or a Limited Partner, on the other hand.

"Relevant Percentage" with respect to a GP Shareholder means that GP Shareholder's GP Interest being at least 25%.

"Representatives" means the directors, officers, employees, agents, lawyers, accountants, consultants and financial advisors of a Party and Affiliates of a Party.

"Restricted Information" has the meaning set out in Section 9.2.

"Sale Transaction" has the meaning set out in Appendix 4 to Schedule B.

"Sanctions Laws" means any Applicable Laws related to economic or financial sanctions, or trade embargoes or restrictive measures, enacted, imposed, administered or enforced from time to time by (a) the U.S. government, including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce (b) the United Nations Security Council; (c) the European Union or any of its member states; (d) Her Majesty's Treasury; (e) the Canadian Government; or (f) any other relevant authority, and including the Criminal Code (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) and the United Nations Act (Canada).

"Schedules" means the schedules to this Agreement identified in Section 1.2.

"Second Adjourned Board Meeting" has the meaning set out in Section 4.5(d)(ii).

"Second Adjourned Shareholders Meeting" has the meaning set out in Section 6.2(e)(ii).

"Senior Representatives" has the meaning set out in Schedule B.

"Shareholder Group" means, with respect to a GP Shareholder or a Partner: (a) any Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such GP Shareholder or Partner; or (b) any body corporate in respect of which such GP Shareholder or Partner beneficially owns, directly or indirectly, voting securities carrying more than 50% of the voting rights attached to all voting securities of the body corporate for the time being outstanding, but in each case excluding each member of the JV Group; and for the purpose of this definition, "control" (including with correlative meanings, the terms "controlled by" or "under common control") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise.

"Shotgun Closing Date" has the meaning set out in Appendix 4 to Schedule B.

"Shotgun Election Notice" has the meaning set out in Appendix 4 to Schedule B.

"Shotgun Offer" has the meaning set out in Appendix 4 to Schedule B.

"Significant Deadlock Event" means:

(a)	no Business Plan receives Specified Board Approval for two consecutive years which significantly impacts the ability of the JV Group to meet the Business Objective;

(b)	[Redacted – commercially sensitive information];

(c)	a "Significant Deadlock Event" (as such term is defined in the JVCo SHA) occurs pursuant to the terms of the JVCo SHA.

"SOFR" [Redacted – commercially sensitive information]

"Specified Board Approval" means, with respect to any matter, the approval of such matter by all Directors appointed by GP Shareholders who hold a Relevant Percentage at the time of such approval, as evidenced by: (a) a resolution approving such matter passed by a vote of all such Directors in person or by proxy at a duly convened meeting of the Directors or any adjournment thereof; or (b) a written resolution signed in one or more counterparts by all such Directors.

"Specified Shareholder Approval" means, with respect to any matter, the approval of such matter by all GP Shareholders who hold a Relevant Percentage at the time of such approval, as evidenced by: (a) a resolution approving such matter passed by a vote of all such GP Shareholders in person or by proxy at a duly convened meeting of the GP Shareholders or any adjournment thereof; or (b) a written resolution signed in one or more counterparts by all such GP Shareholders.

"SR Escalation Notice" has the meaning set out in Schedule B.

"Subsidiary" means any subsidiary (as defined in the Securities Act (British Columbia)) of the Partnership or the JVCo from time to time (excluding any entity in which the Partnership or the JVCo does not, directly or indirectly, hold greater than 50% of the voting equity), or any other Person in which the Partnership or the JVCo holds greater than 50% of the voting equity or which is controlled by the Partnership or the JVCo, in each case directly or indirectly, and for the purpose of this definition, "controlled by" means the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Tax" or "Taxes" means all federal, provincial, state, territorial, local and other taxes, assessments, charges, duties, tariffs, deficiencies, fees, excises, premiums, imposts, levies or other governmental charges (including interest, fines, penalties or additions associated therewith), including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, employer health, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, goods and services, harmonized sales, value-added, alternative, estimated and all other taxes, and all employment insurance, health insurance and government pension plan premiums or contributions, of any kind for which a Person may have any liability imposed by any Governmental Entity, whether disputed or not, or payable: (a) pursuant to any tax sharing or tax indemnity arrangement or any other contract relating to sharing or payment of such tax, assessment, charge, duty, tariff, deficiency, fee, levy or other governmental charge; (b) or as a result of being a transferee or successor of another Person; or (c) as a result of being a member of an affiliated, consolidated, combined or unitary group (in each case together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties).

"Tax Debtor" has the meaning set out in Section 5.13.

"Tax Dispute" means any Dispute relating to the TP Model or any Tax Return.

"Tax Expert" means any one of Pricewaterhouse Coopers, Ernst & Young, KPMG or Deloitte, as agreed by the GP Shareholders or appointed in accordance with Schedule B.

"Tax Indemnitees" has the meaning set out in Section 5.13.

"Tax Return" means any report, return (including any information return), statement, schedule, notice, form, declaration, claim for refund or other statement, document or information (including any schedule or attachment thereto or amendment thereof) required to be supplied to a Governmental Entity in connection with the determination, assessment, collection or payment of any Taxes or in connection with the administration, implementation or enforcement of or compliance with any Applicable Law relating to Taxes, including any estimated returns and reports of every kind, with respect to Taxes.

"Terminated Shareholder" has the meaning set out in Section 7.2(a).

"Terminating Event" has the meaning set out in Section 7.2(a).

"Third Party" means any Person other than the Parties and their respective Affiliates.

"Third Party OEM" means any OEM that is a Third Party.

"TP Model" has the meaning set out in Section 5.11.

"Transfer" means:

(a)	a transfer of any GP Shares, LP Units or LP Loans or, as the context requires, any JVCo Shares, JVCo Loans or shares in Volvo Canada, to any Person, including to an Affiliate of the Transferor;

(b)	any sale, exchange, transfer, assignment, gift, mortgage, pledge, encumbrance, hypothecation, alienation, transmission or other transaction or disposition, whether voluntary, involuntary or by operation of law, by which the beneficial ownership, the economic risk of return, a security interest or other interest in, any GP Shares, LP Units or LP Loans or, as the context requires, any JVCo Shares, JVCo Loans or shares in Volvo Canada, passes from one Person to another Person (including an Affiliate) or to the same Person in a different capacity, whether or not for value; or

(c)	any transaction, agreement, undertaking, commitment or arrangement to effect any of the foregoing,

and "to Transfer", "Transferred", "Transferring", "Transferor" and "Transferee" and similar expressions have corresponding meanings.

"Triggering Shareholder" has the meaning set out in Appendix 4 to Schedule B.

"Valuator" has the meaning set out in Schedule C.

"Volvo Canada" has the meaning set out in the Recitals.

"Volvo Sweden" means Volvo Business Services International AB, with company registration number 556539-9853 and its registered office at 405 08 Göteburg, Sweden.

"Westport Canada" has the meaning set out in the Recitals.

"Westport Inc" means Westport Fuel Systems Inc., a corporation incorporated under the laws of the Province of Alberta.

"Westport Non-Compete" means the non-compete agreement entered into between Westport Inc and Volvo Sweden dated the Effective Date.

1.2	Schedules

The following schedules are attached to and form part of this Agreement:

Schedule A - Shareholder Capital

Schedule B - Dispute Resolution and Deadlock

Schedule C - FMV Procedure and Methodology

Schedule D - Initial Business Plan

If there is any conflict or inconsistency between the provisions of the body of this Agreement and those of a Schedule, the provisions of the body of this Agreement shall prevail to the extent of the conflict.

1.3	Interpretation

In this Agreement:

(a)	words importing gender include all genders and other Persons, and words in the singular include the plural, and vice versa, wherever the context requires;

(b)	if a word is defined in this Agreement, a derivative of that word shall have a corresponding meaning;

(c)	all references to designated articles, sections, Schedules and other subdivisions are to designated articles, sections, Schedules and other subdivisions of this Agreement;

(d)	any reference to a Person in a particular capacity is and is deemed to be a reference to that Person in that capacity and not in any other capacity;

(e)	all references to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof;

(f)	the term "including", "includes", "include" and "in particular" means "including (or includes, include, or in particular) without limitation";

(g)	headings and the Table of Contents are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof;

(h)	all accounting terms not otherwise defined will have the meanings assigned to them by, and all computations to be made will be made in accordance with, IFRS;

(i)	references to any Applicable Law (including any statute referenced in this Agreement) means such Applicable Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and references to any section or other provision of any Applicable Law means that provision of such Applicable Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(j)	any reference to a Person will include and will be deemed to be a reference to any Person that is a successor or assign to that Person (but only to the extent such Person is permitted to be a successor to or assignee of such Person pursuant to the provisions of this Agreement);

(k)	all references to US$ are references to United States Dollars and all references to SEK are references to Swedish Krona;

(l)	the rule of contractual interpretation known as "contra proferentem" shall not apply to the interpretation or construction of this Agreement, such that in interpreting this Agreement, it shall be irrelevant which Party drafted any particular provision hereof;

(m)	unless otherwise specified herein, or as the context may require, computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period; and

(n)	unless otherwise indicated, references to the time of day or date mean the local time or date in Vancouver, British Columbia.

1.4	Governing Law

This Agreement will be governed by and construed, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without reference to conflict of laws principles.

1.5	Subsidiaries

Save as provided in this Agreement, any Subsidiary of the Partnership will be governed and operated in the same manner as the Partnership is governed and operated hereunder, and this Agreement and the Partnership Agreement, as applicable, will be interpreted and applied to give effect to the foregoing, including the matters contemplated in Section 4.6 and Section 6.1.

ARTICLE 2
ORGANIZATION OF THE GENERAL PARTNER

2.1	Business of the General Partner

The General Partner has been formed and will function for the sole purpose of carrying out on behalf of the Partnership the duties and responsibilities of the General Partner of the Partnership, including carrying out the JV Business on behalf of the Partnership and in conjunction with the other members of the JV Group upon and subject to the rights, terms, conditions, restrictions and privileges specified in this Agreement and the Partnership Agreement and that are otherwise required by Applicable Law, and to engage in all activities directly related thereto. Except as otherwise provided for in this Agreement or by Specified Shareholder Approval, the General Partner shall not carry on any business other than the JV Business.

2.2	Principal Place of Business

The principal office of the General Partner will be located at 1691 W 75th Ave, Vancouver, British Columbia, or at such other place or places in Canada as the General Partner may from time to time designate upon written notice to the GP Shareholders.

2.3	Fiscal Year

The fiscal year of the General Partner shall be the period of 12 months ending on December 31 each year (the "Fiscal Year").

2.4	Freedom in Decision Making

Subject to this Agreement and Applicable Law, and save in the case of fraud or wilful misconduct:

(a)	no GP Shareholder shall be accountable or liable to the other GP Shareholders or the General Partner as a result of acting in its own best interest, except in the case of any decision or action that is illegal or in breach of this Agreement and except as otherwise expressly provided in this Agreement; and

(b)	no appointee of a GP Shareholder to the GP Board or a sub-committee shall be accountable or liable to the other GP Shareholders, the General Partner or the other Directors as a result of such individual acting in accordance with the instructions or preference of his appointer.

Notwithstanding the foregoing, each GP Shareholder shall in good faith consider any objections or reservations expressed by the other GP Shareholder concerning the performance of an appointee of such GP Shareholder.

ARTICLE 3
CERTAIN COVENANTS AND ACKNOWLEDGEMENTS

3.1	Covenants of the GP Shareholders

Each GP Shareholder covenants and agrees that it will vote, or cause to be voted, the GP Shares owned by it to accomplish and give effect to the terms and conditions of this Agreement, whether at a meeting of the GP Shareholders or by written resolution or other instrument of the GP Shareholders.

3.2	Covenants of the General Partner

The General Partner consents to the provisions of this Agreement and covenants and agrees that it will, at all times during the term of this Agreement, comply with the Partnership Agreement and this Agreement in carrying on the JV Business.

3.3	Unanimous Shareholder Agreement

It is the intention of the Parties in entering into this Agreement to alter the powers of Directors as described in section 137(1) of the Act such that the power of the Directors to manage or supervise the management of the business and affairs of the General Partner is restricted in accordance with the terms of this Agreement. The Parties shall amend the GP Articles as necessary from time to time to give effect to the restrictions on the power of Directors outlined herein. The fact that any part of this Agreement may not operate or be construed as a unanimous shareholder agreement shall not prevent the remainder or any other part of this Agreement from operating and being construed as a unanimous shareholder agreement.

3.4	Relationship of GP Shareholders

Except as expressly authorized by this Agreement, nothing in this Agreement shall be construed to authorize any GP Shareholder to act as the agent of any other GP Shareholder, nor to permit any GP Shareholder to act on behalf of or bind any other GP Shareholder or to give any GP Shareholder the authority to act for or to assume or incur any obligations or liabilities on behalf of any other GP Shareholder or to pledge the credit of any other GP Shareholder. For greater certainty, nothing in this Agreement shall be deemed to constitute any GP Shareholder the partner of any other GP Shareholder, except that Westport Canada and Volvo Canada shall be limited partners of the Partnership.

ARTICLE 4
BOARD OF DIRECTORS

4.1	Board of Directors

(a)	Unless otherwise agreed by Specified Shareholder Approval, the GP Board shall consist of up to six Directors. Each GP Shareholder shall be entitled to appoint up to three Directors to the GP Board. If any GP Shareholder's GP Interest: (i) reduces below 40% but remains greater than or equal to 25%, such GP Shareholder shall be entitled to appoint only two Directors to the GP Board; (ii) reduces below 25% but remains greater than or equal to 5%, such GP Shareholder shall be entitled to appoint only one Director to the GP Board; and (iii) reduces below 5%, such GP Shareholder shall no longer be entitled to appoint any directors to the GP Board, and in each such case the total number of members of the GP Board shall be adjusted accordingly. The GP Shareholders acknowledge and agree that: (A) the JVCo Board shall at all times have the same composition and appointees as the GP Board; and (B) at least 50% of the GP Board (and the JVCo Board) shall be resident in the European Economic Area, unless the Parties agree otherwise in writing or the JVCo is granted an exemption from the European Economic Area residency requirement by the Swedish Companies Registration Office.

(b)	Based upon their respective GP Interests as of the Effective Date, the GP Shareholders shall initially be entitled to nominate and have elected the following number of Directors to the GP Board:

(i)	Westport Canada shall be entitled to nominate three Directors to the GP Board; and

(ii)	Volvo Canada shall be entitled to nominate three Directors to the GP Board.

If at any time, and from time to time, the GP Interests of the GP Shareholders change, the GP Shareholders shall take such steps as may be required to accommodate the nomination rights of the GP Shareholders set out in Section 4.1(a).

(c)	Each GP Shareholder shall have the right to remove and replace any of the Directors it nominated at any time by giving notice of such change to the other Parties.

(d)	Upon nomination of an individual as a Director in accordance with this Section 4.1, the other GP Shareholders shall be deemed to have voted in favour to elect that nominee.

(e)	If a vacancy on the GP Board arises for any reason whatsoever, such vacancy shall be filled by the election or appointment of a Director nominated by the GP Shareholder whose nominee has vacated the position as Director.

(f)	The Directors will not transact any business or exercise any of their powers or functions if there is a vacancy on the GP Board such that a GP Shareholder entitled to nominate one or more Directors to the GP Board is entirely unrepresented. In such circumstances, if a replacement Director is not elected or appointed because the GP Shareholder has failed to nominate a replacement within 30 Business Days of vacancy, the Directors then in office shall be entitled to transact business and exercise all of the powers and functions of the GP Board, and any decision or action made by them is, and shall be conclusively deemed to be, a decision or action of the GP Board.

(g)	No remuneration shall be paid to the Directors in their capacities as Directors.

4.2	Chair of the GP Board

The appointment of the chair of the GP Board shall rotate between the Director appointees of the GP Shareholders every three years which shall (save in respect of the initial Chair) commence on June 30th (the "Chair"). The initial Chair shall be appointed by Westport Canada, with effect from the Effective Date and whose term shall end on June 30, 2027. The Chair shall not have a casting or second vote at meetings of the GP Board and the GP Shareholders shall procure that the Chair shall also be appointed the chair of the JVCo Board in accordance with the JVCo SHA.

4.3	Indemnification

(a)	To the fullest extent permitted by Applicable Law, the General Partner shall indemnify all Directors, officers, former Directors and former officers, all GP Shareholders and former GP Shareholders (to the extent that such GP Shareholders and former GP Shareholders exercise or exercised the rights, powers, duties and liabilities of a Director or of officers) and all individuals who act or acted at the General Partner's request as a Director or officer of a body corporate of which the General Partner is or was a shareholder or creditor, and their heirs and legal personal representatives, against all claims, liabilities, damages, losses, charges, costs and expenses of any nature whatsoever, including any amount paid to settle any action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a Director or an officer of such body corporate or by reason of acting or having acted as a Director or an officer if:

(i)	they acted honestly and in good faith with a view to the best interests of the General Partner;

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful; and

(iii)	such claim is not in respect of a claim made by one GP Shareholder against the other GP Shareholder.

(b)	The intention of this Section 4.3 is that all Persons referred to in this Section 4.3 shall have all benefits provided under the indemnification provisions of the Act to the fullest extent permitted by Applicable Law, and the General Partner shall forthwith pass all resolutions and take such other steps as may be required to give full effect to this Section 4.3, including by way of an indemnification provision in the GP Articles.

4.4	Insurance

The General Partner shall purchase or maintain insurance for the benefit of the Directors and officers against liabilities with respect to their positions with the General Partner by a reputable insurer in such amounts and on such terms as determined by the GP Board.

4.5	Meetings of the Board of Directors

Meetings of the GP Board shall be held in the manner specified in the GP Articles; provided that, the following provisions shall prevail to the extent of any inconsistency with the GP Articles:

(a)	Location. Unless otherwise unanimously determined by the GP Board, meetings of the GP Board shall be held on a Business Day, virtually or in person provided that: (i) there shall be at least two in person meetings in each Fiscal Year in Canada; (ii) no more than half of all in person meetings in each Fiscal Year shall be held outside Canada; and (iii) for each virtual meeting, the number of Directors located outside Canada shall not exceed the number of Directors located in Canada.

(b)	Calling Meetings. The Chair shall call meetings of the GP Board to be held no less than four times a year, on a schedule to be agreed by the GP Board at the start of each Fiscal Year, and otherwise at such times as the Chair considers appropriate, including to discuss extraordinary matters, and shall otherwise call a meeting upon receipt of a written request from one Director or the President & CEO. If the Chair fails or neglects to call, within 12 hours after receipt of such written request, a meeting to be held on such notice and otherwise in accordance with Section 4.5(c), any Director or the President & CEO may call the meeting instead.

(c)	Agenda and Meeting Materials. All notices of meetings of the GP Board which are not part of the annual meeting schedule referred to in Section 4.5(b) shall be given to each Director at least three months prior to the meeting, save that an extraordinary meeting may be held on not less than 72 hours' notice. Such notice shall specify the time and the place where the meeting is to be held. Not less than 5 Business Days prior to the date set for a meeting (or when the notice of the meeting is given, if sooner) an agenda specifying, in reasonable detail, all matters that are to be the subject of a vote at such meeting and sufficient information to enable Directors to make a reasoned judgment on all such matters shall be sent to the Directors. It shall not be necessary for any such notice to set out the exact text of any resolution proposed to be passed at the meeting provided that the subject matter of such resolution is fairly set out in the notice or schedule thereto. Accidental omissions to give notice of a meeting to, or the non-receipt of notice of a meeting by, any Director will not invalidate proceedings at that meeting. The failure to include an item on the agenda shall preclude the GP Board from passing a resolution in relation to that item until the next GP Board meeting called to consider that item, unless:

(i)	there is a quorum of Directors present at the meeting; and

(ii)	the Directors present and entitled to vote at the meeting agree to include the item on the agenda.

(d)	Quorum and Attendance.

(i)	A quorum for any meeting of the GP Board shall be two Directors appointed by each GP Shareholder present in person or by proxy at each meeting of the GP Board, unless based on their GP Interests: (A) a GP Shareholder is only entitled to appoint one Director, in which case the quorum will be one Director appointed by each GP Shareholder; or (B) a GP Shareholder is not entitled to appoint any Directors, in which case the quorum will be a simple majority of all Directors. Subject to Section 4.1(f) and Section 4.7, the GP Board shall not transact business at a meeting unless such quorum is present.

(ii)	If a quorum referred to in Section 4.5(d)(i) is not present within thirty 30 minutes from the time fixed for holding any such meeting, the meeting may be adjourned by the Chair to a date that is five Business Days later at the same time and place (such adjourned meeting being, the "First Adjourned Board Meeting"). If a quorum referred to in Section 4.5(d)(i) is not present within 30 minutes from the time fixed for holding any such First Adjourned Board Meeting, the First Adjourned Board Meeting may be further adjourned by the Chair to a date that is five Business Days later at the same time and place (such further adjourned meeting being, the "Second Adjourned Board Meeting"). No notice of the Second Adjourned Board Meeting shall be required. Subject to the Act, and without prejudice to Section 4.6, any Directors present at the Second Adjourned Board Meeting shall constitute a quorum for the transaction of business set out in the notice for the original meeting whether or not each GP Shareholder is represented by its Directors at such meeting, as the case may be.

(iii)	A Director is considered present or in attendance at a meeting of the GP Board if the Director participates in the meeting in person or by electronic means, telephone, or other communication facilities as permit all Persons participating in the meeting to hear or otherwise communicate with each other, and a Director participating in such meeting by such means is deemed to be present at the meeting. A Director is not considered present at a meeting where that Director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(e)	Votes. On any resolutions submitted to a meeting, each Director entitled to vote shall be entitled to one vote and resolutions shall be passed if approved by at least a simple majority of the GP Board, unless Specified Board Approval is required as contemplated in this Agreement. Votes at meetings of the GP Board may be cast personally, and resolutions shall be passed by a show of hands or at the request of any Director entitled to vote (whether before or after a vote by show of hands is taken), by ballot.

(f)	Meeting Minutes. The Chair will cause minutes of all meetings of the GP Board to be taken and a copy of the minutes of each meeting will be provided to each Director promptly after each meeting. For greater certainty, the failure of the Chair to fulfil his or her obligations hereunder will not invalidate or otherwise affect the efficacy of any meeting, business conducted at any meeting or the resolutions passed at such meeting. Until the contrary is proved, every meeting in respect of which minutes have been made and subsequently approved by the GP Board shall be deemed to have been duly held and convened and all proceedings referred to in the minutes shall be deemed to have been duly passed.

(g)	Attendance and appointment of a Proxy. A Director may attend a meeting of the GP Board either in person or it may be represented by a Person who has been appointed by a written proxy, and the right to vote at a meeting of the GP Board may be exercised in person or by proxy. A proxy, drafted in English, whether it be for a particular meeting of the GP Board or for any meeting, shall be in any form approved by the General Partner. The proxy shall be signed by the Person making the appointment or by its attorney, who shall have been duly authorized in writing, or, if the Person making the appointment is a corporation, by a duly authorized representative or attorney thereof. Any Person appointed as a proxy for a meeting of the GP Board must be the same individual who is appointed as the relevant absent Director's alternate director for the purposes of any meeting of JVCo Board which takes place at the same time. A proxy signed by or on behalf of a Director shall be deemed to be valid, unless it is contested at the time of its use or prior thereto.

(h)	Written Approval in Lieu of Meeting. Any action, consent, decision or approval required to be made by the GP Board may be taken, without prior notice thereof, by written consent or resolution in lieu of meeting, if signed by all Directors that would have been entitled to vote on and approve such matter at a meeting of the GP Board and such action, consent, decision or approval, as applicable is as valid as if it had been passed at a meeting of the GP Board.

(i)	Expenses. Each GP Shareholder shall be responsible for reimbursing the Directors nominated by it for all travel, hotel and other out-of-pocket expenses incurred by such Directors in attending meetings of the GP Board and carrying out their duties.

(j)	Right to Attend. The officers of the General Partner and counsel to the General Partner, and any other Person consented to by the GP Board, shall have the right to attend the meetings of the GP Board. No other Persons shall be permitted to attend meetings of the GP Board.

(k)	Rules. To the extent that the rules and procedures for the conduct of a meeting of the GP Board are not prescribed in this Agreement, the GP Articles or Applicable Law, such rules and procedures shall be determined by the Chair, acting reasonably and in a manner commensurate with the duties of the chair of a board of directors in comparable circumstances.

(l)	Consolidation. As the board of directors of JVCo and the General Partner shall at all times be the same, the Parties acknowledge and agree that board meetings for the General Partner and JVCo shall be consolidated.

4.6	Specified Board Approval

Notwithstanding any provisions of this Agreement to the contrary, the General Partner shall not, for itself or in its capacity as General Partner, undertake or permit to occur (directly or indirectly, including through any Subsidiary), and the GP Board shall not authorize or approve, any of following matters without Specified Board Approval:

(a)	transferring, selling or other disposition of assets (other than sales of production or other dispositions in the ordinary course), expansion projects or other capital expenditures, asset purchases or investments or incurrence of indebtedness as customarily defined (or series of related transactions), in each case with a value or cost or in an amount that exceeds [Redacted – commercially sensitive information] or the equivalent amount in any other currency (in aggregate with the value of any related transaction that involves any other member of the JV Group), unless otherwise contemplated in the Business Plan;

(b)	approving the Business Plan or any amendment, substitution, modification or material deviation in any manner from any approved Business Plan, subject to the unilateral rights of the Directors nominated by the Funding Non-Defaulting Party to amend the Business Plan in the event a Funding Default has occurred and the Funding Non-Defaulting Party has elected: (i) not to fund any of the Defaulted Amount; or (ii) to fund only a portion, but not all, of the Defaulted Amount, in accordance with the Partnership Agreement;

(c)	save as required by and in accordance with the then current Funding Plan, but without prejudice to the rights of any Limited Partner or the President & CEO to issue Emergency Funding Notices pursuant to section 4.9(e) of the Partnership Agreement, determining if additional capital is required for the JV Business, and issuing Cash Calls and determining the amounts thereof, including as a result of research and development expenses, due to losses incurred by the Partnership or otherwise;

(d)	determining any deviation from the Funding Plan or that no Cash Call should be issued, notwithstanding the requirements set out in the Funding Plan;

(e)	approving any activity to be undertaken by a Limited Partner that would otherwise violate the non-competition provisions set out in the Partnership Agreement;

(f)	approving, terminating or amending any Commercial Agreement;

(g)	granting, or permitting to exist, any Lien over any of the assets of any member of the LP Group having a value in excess of [Redacted – commercially sensitive information] or the equivalent amount in any other currency (in aggregate with the value of any equivalent and connected transaction that involves any other member of the JV Group);

(h)	incurring any indebtedness in the name of, or on behalf of, any member of the LP Group, and the terms thereof with a value or cost in an amount that exceeds [Redacted – commercially sensitive information] or the equivalent amount in any other currency (in aggregate with the value of any equivalent and connected transaction that involves any other member of the JV Group), unless otherwise contemplated in the Business Plan;

(i)	transferring, selling, abandoning, disclosing or other disposition of the LP Group's Intellectual Property, granting a license to the LP Group's Intellectual Property other than in the ordinary course of business, or granting a Lien against the LP Group's Intellectual Property;

(j)	approving entering into any Contract that would have the effect of restricting the use of the LP Group's Intellectual Property by any member of the JV Group and limit the development and supply of systems and technology in connection with the JV Business;

(k)	approving or making any change to the TP Model;

(l)	acquiring or divesting of shares or interests in Third Parties;

(m)	creating any entity that would, on incorporation, become a Subsidiary;

(n)	development of any part of the JV Business through a Person other than the Partnership or another member of the JV Group subject to Section 5.3(b);

(o)	amending the Carve Out Plan or IT Transition Plan;

(p)	approving, terminating or amending any Related Party Agreement, subject to Section 4.7;

(q)	commencing or resolving any claim or dispute that is material to the LP Group (or the JV Business), or that otherwise involves a total amount in dispute in excess of [Redacted – commercially sensitive information] or the equivalent amount in any other currency (in aggregate with the value of any related claim or dispute that involves any other member of the JV Group), excluding in each case claims or disputes against or by a GP Shareholder or any of its Affiliates (in which case the nominee Director of the applicable GP Shareholder shall not be entitled to vote, and any vote shall be passed by the Specified Board Approval of the other Directors);

(r)	declaring, making or paying any dividend, return of capital or other distribution on any securities of the General Partner or the Partnership, including determining the amount of such items that are necessary for the payment of reasonable expenses, debt service obligations on any indebtedness and any other expense or reserve for any liability, working capital or expenditure of the Partnership and its Subsidiaries in line with the Business Plan;

(s)	approving any dividend or distribution policies, compliance policies, delegation of authority policy, compensation policies and the code-of-conduct of the General Partner or any amendments to the foregoing (including such policies that are in place at the Effective Date);

(t)	hiring or terminating the President & CEO (if the President & CEO is or will be employed by a member of the LP Group);

(u)	making any changes in compensation and other material employment terms of the President & CEO (if the President & CEO is or will be employed by a member of the LP Group), or introducing fees for Directors;

(v)	entering into any Compensation Arrangements with Directors, officers or any member of senior management who reports directly to the President & CEO and is or will be employed by a member of the LP Group (provided that, in respect of senior management, the GP Board will be free to delegate the decision to the remuneration committee established pursuant to Section 4.8), or changing any such Compensation Arrangements previously approved with Specified Board Approval;

(w)	approving entry into, amendment of, or termination of any material joint venture agreement, strategic co-operation or partnership agreement;

(x)	appointing the auditors of the LP Group or any member of the LP Group;

(y)	changing the underlying accounting standards used by the LP Group or (other than as required to comply with IFRS) changing any of the accounting policies or procedures of any member of the LP Group;

(z)	making, entering into or assuming any agreement or committing to do or undertaking any of the foregoing, or permitting another member of the LP Group to do so;

(aa)	taking any action or making any decision on any matter that is analogous to the decisions in the foregoing paragraphs in relation to any other member of the JV Group; or

(bb)	any other matter that requires Specified Board Approval pursuant to this Agreement or any other JV Agreement.

4.7	Conflicted Shareholders

To the extent that a GP Shareholder or any of its Affiliates is or is proposed to be a party to a Related Party Agreement, the GP Shareholder and the nominee Directors of such GP Shareholder, as applicable, shall abstain from voting under this Agreement on any matter where the interests of such GP Shareholder or its Affiliate pursuant to or under such Related Party Agreement is in or has the reasonable potential to be in conflict with the interests of any member of the JV Group, including:

(a)	any matter relating to any dispute under or in respect of such Related Party Agreement;

(b)	any negotiation as to the compensation payable under such Related Party Agreement;

(c)	the negotiation, execution or delivery by the relevant member of the JV Group of such Related Party Agreement or any amendment thereto or termination thereof; or

(d)	the enforcement of any material provision, obligation or right under such Related Party Agreement, including the provision of any waiver, consent or other relief in respect of such Related Party Agreement, provided that, for greater certainty, notwithstanding anything to the contrary in this Agreement a GP Shareholder shall not be deemed a conflicted shareholder for purposes of its nominee Directors' voting rights in respect of the Business Plan or any part of the Business Plan under Section 4.6(b), even where such matters may relate, directly or indirectly, to a Related Party Agreement.

4.8	Committees

(a)	The GP Board may create, dissolve or modify any committee in its discretion, including to consider appointments and remuneration of senior management of the JV Business who are or will be employed by a member of the LP Group. Committees may be comprised of Directors and/or other representatives of the JV Group and/or GP Shareholders. Any decision of any committee on a matter within the exclusive authority of the GP Board or the GP Shareholders shall require the approval of the GP Board or the GP Shareholders, as applicable, prior to being effective.

(b)	Each GP Shareholder shall be responsible for reimbursing any committee member that it nominated to the GP Board for all travel, hotel and other out-of-pocket expenses incurred by such committee members in attending committee meetings and carrying out their duties.

4.9	Other Positions of Representatives

Subject to Sections 4.10 and 4.11, any Director or officer may also be a director or an officer or employee of a GP Shareholder or one or more Affiliates of a GP Shareholder, or of any other entities.

4.10	Officers of the JV Business

(a)	The President & CEO shall be nominated by Westport Canada but the appointment of each such nominee who will be employed by a member of the LP Group shall be subject to Specified Board Approval. The initial President & CEO shall be: Daniel Sceli. The President & CEO shall only be removed from employment with a member of the LP Group, if applicable, by Specified Board Approval.

(b)	The CFO, the CTO, and other member(s) of Management shall be nominated by the President & CEO but the appointment of the CFO, the CTO and such other members of Management who will be employed by a member of the LP Group as may be specified by the GP Board from time to time shall be subject to Specified Board Approval. The President & CEO may make a recommendation to the GP Board for the removal, if applicable, of any such member of Management, but such removal shall require Specified Board Approval.

(c)	The President & CEO will report to the board of his or her employer, and the balance of Management will report directly to the President & CEO.

(d)	For certainty, any member of Management that is to be located, resident and providing services in and from Canada shall be employed by a member of the LP Group, and any member of Management that is to be located, resident and providing services in and from Europe shall be employed by a member of the JVCo Group. No position of Management shall be duplicated as between the LP Group and the JVCo Group (for example, there shall only be one President & CEO for the JV Business as opposed to a President & CEO appointed to each of the Partnership and the JVCo for purposes of undertaking the JV Business), excluding any statutory officer appointment as required in the applicable jurisdiction.

4.11	Officers of the General Partner

The GP Board may appoint corporate officers of the General Partner as it deems appropriate, which officer positions may be filled by a member of Management; provided, however, that, with respect to, and without limitation, the execution of any documents, contracts, instruments and administrative filings and the taking of any action related to such matters which serve to bind the General Partner, or the General Partner on behalf of the Partnership, as applicable, such execution and action may only be taken by an authorized signatory that is resident in Canada and who has been granted, pursuant to a written approval by the GP Board (via a corporate signing authority and approvals policy approved by the GP Board), the corresponding authority to so bind the General Partner, or the General Partner on behalf of the Partnership, as applicable.

ARTICLE 5
BUSINESS AND MANAGEMENT OF THE GENERAL PARTNER

5.1	Management of the General Partner

(a)	Subject to Section 6.1 and the Partnership Agreement, the GP Board shall manage, oversee and supervise the management of that part of the JV Business undertaken by the LP Group in accordance with this Agreement, the Act and the GP Articles. The GP Board shall be responsible (together with the JVCo Board), among other things, for:

(i)	reviewing and approving accounts (including management accounts, end of year accounts and reports to the GP Shareholders);

(ii)	approving the Business Plan;

(iii)	providing the GP Shareholders with information as to the progress of the JV Business;

(iv)	monitoring, providing guidance to and instructing the President & CEO and other members of Management;

(v)	monitoring the performance of the JV Business; and

(vi)	reviewing and approving any signing authority and approvals policy prepared by Management.

(b)	Management will carry out day-to-day operations of the LP Group and the JVCo Group as applicable. The President & CEO shall have the authority to assess and prioritize new opportunities that meet the Business Objective, subject always to Section 4.6 and Section 6.1. Management will be required to ensure the LP Group and the JVCo Group is sized appropriately in order to meet the Initial Business Plan and volume projections with a competitive cost level, and will develop the operations of the LP Group and the LP Group in alignment with the JVCo Board, according to how the JV Business evolves.

(c)	For certainty, with respect to the execution of documents, instruments, contracts and administrative filings, and the taking of any action, by Management which binds the General Partner, or the General Partner on behalf of the Partnership, Management shall be required to conduct themselves in accordance with a corporate signing authority and approvals policy, which has been approved by the GP Board. With respect to matters relating to the General Partner, or the General Partner on behalf of the Partnership, only members of Management who are resident in Canada and employed by the Partnership may execute documents, instruments, contracts and administrative filings, and take such actions, that bind the General Partner, or the General Partner on behalf of the Partnership.

5.2	Services Arrangements

(a)	The GP Shareholders acknowledge that they or their Affiliates may also provide works, services and/or employees to the LP Group, in particular during its initial phase, for which the associated cost will be paid by the relevant members of the LP Group as further set out in the Business Plan. If a services agreement will be entered into in connection with a GP Shareholder or its Affiliates providing works or services, the costs payable between the LP Group and such GP Shareholders (or Affiliate) will be set out in the applicable services agreement, and are to be on an open book, transparent and arm's length basis, which will be subject to Specified Board Approval. The services and works, which may be provided by the GP Shareholders (or their Affiliates) to the LP Group, may include support in respect of the management and administration of intellectual property, government relations, legal, marketing, manufacturing, purchasing, supply chain and cost engineering matters.

(b)	Subject to Section 5.3(b), the Parties shall discuss, in good faith and on a case-to-case basis, the potential licensing to the LP Group of any of the Intellectual Property of Westport Canada and its Affiliates or Volvo Canada and its Affiliates related to the JV Business after the Effective Date and which Intellectual Property is not, in the case of Volvo Canada and its Affiliates, unique in its application to Volvo Canada's or its Affiliates' engines. Any licensing shall be in the full discretion of Westport Canada or Volvo Canada, as applicable, and any licensing arrangement shall be on terms and conditions mutually acceptable to the licensee entity of the LP Group and Westport Canada or Volvo Canada, as applicable, and shall include any restrictions to and conditions of sub-licensing, and any applicable royalty payments which shall take due consideration of the fair market value of such licensed Intellectual Property.

5.3	Supply of Third Party OEMs

(a)	[Redacted – commercially sensitive information]

(b)	[Redacted – commercially sensitive information]

5.4	Business Plans

(a)	The Parties agree that they have approved the Initial Business Plan.

(b)	No later than 1 October each Fiscal Year from and after 1 October 2024, Management shall be required to distribute to the GP Board a proposed Business Plan for the upcoming Fiscal Year and the next successive four Fiscal Years. The GP Board shall consider and vote upon any such proposed Business Plan no later than 30 November of the then current Fiscal Year.

(c)	If any part of the proposed Business Plan for any Fiscal Year and the next successive four Fiscal Years is not approved by Specified Board Approval, the Parties shall resolve the Dispute in accordance with Section 12.1. Until the updated Business Plan is approved, the GP Board may adopt those parts of the draft Business Plan that are not disputed and the General Partner shall conduct that part of the JV Business that is applicable to the LP Group in accordance with such undisputed parts and otherwise with the last approved Business Plan, provided that, if the Budget is not agreed, the Budget for the applicable Fiscal Year shall be the Default Budget.

5.5	Financial Statements and Reports

(a)	At each Quarterly meeting of the GP Board, Management, as applicable, shall be required to report to the GP Board with respect to the current status of operations of the JV Group and with respect to all major developments or planned actions involving the JV Group, and shall present to the Directors at each Quarterly meeting a summary and review of the revenues earned and costs incurred by each member of the JV Group, and an estimate to the end of the Fiscal Year for each line item in the Budget applicable to such Fiscal Year.

(b)	The General Partner shall cause to be prepared and delivered to each GP Shareholder and Limited Partner, by no later than 1 March in the year immediately following each Fiscal Year, audited consolidated financial statements of the Partnership, including a statement of Income and Distributable Cash, a statement of Partner's Capital Accounts and a statement of cash flow and balance sheet for such Fiscal Year, together with audited comparative financial statements, all prepared in accordance with IFRS, and all such information as may be necessary to enable the GP Shareholders and Partners to file all required federal and provincial income Tax Returns with respect to the income of the Partnership.

(c)	On a Quarterly basis, within an aspirational target of four calendar days, but in any event no later than 10 Business Days, after the end of each Quarter (including the final Quarter of each Fiscal Year), the General Partner shall cause to be prepared and delivered to each Director and GP Shareholder a report summarizing the status of the activities of the JV Business as at the end of the applicable Quarter, which will include the unaudited financial statements for the JV Business as a whole for the Quarter then ended, including a balance sheet, an income statement and a related statement of changes in cash flow for such Quarter (all of which will contain comparisons to the prior year) and will contain notes explaining material balances set out in the balance sheet and income statements in accordance with IFRS.

(d)	The General Partner shall cause to be prepared and delivered to each GP Shareholder and Limited Partner, within an aspirational target of four calendar days, but in any event no later than five Business Days, after the end of each month of each Fiscal Year (including the final month of each Fiscal Year), a report summarizing the status of the activities of the JV Business as at the end of such month, which will include the unaudited financial statements for the JV Business for the month then ended, including a balance sheet and an income statement (all of which will present monthly and year to date results, where applicable), and will contain notes explaining material balances set out in the balance sheet and income statements in accordance with IFRS.

(e)	To any Director or GP Shareholder, upon request, the General Partner shall deliver:

(i)	such other reports, including ESG and other compliance reports as reasonably requested by such Director or GP Shareholder and with reasonably sufficient advance notice in order to prepare such new reports; and

(ii)	evidence that all requisite statutory deductions and remittances are being made in a timely manner, including confirmation that the income tax, workers' compensation and goods and services tax accounts of the General Partner and of each other member of the LP Group are current.

5.6	Books and Records

The General Partner will maintain accurate and complete books and records of all transactions and other matters in relation to the LP Group as are usually entered into books of account in accordance with Applicable Law and IFRS consistently maintained. Each GP Shareholder or its nominee or other authorized agent or representative shall have the right to audit, examine and make copies of such books and records during normal business hours on reasonable notice and at its own expense. Each of the GP Shareholders or their nominee or other authorized agent or representative shall, if requested by the GP Board, agree to execute and deliver to the General Partner a confidentiality and non-disclosure agreement, in a form acceptable to the GP Board, acting reasonably.

5.7	Contracts

Subject to compliance with the other provisions of this Agreement and any delegated authority limits, the GP Board may designate the manner in which Contracts and other documents and instruments shall be signed by the General Partner in its own right.

5.8	Internal Controls

Management shall be required to ensure that an appropriate system of internal controls is established and maintained in order to protect the security of funds received, held and disbursed and the security of confidential information received by the General Partner in the course of the JV Business.

5.9	Governance Policies

The General Partner shall, in conjunction with the other members of the JV Group, cause Management to implement a risk-based, adequate compliance framework of good international standard, acceptable to multinationals of international repute. This shall include at least a code of conduct, a compliance governance model with defined roles and responsibilities on compliance with adequate resourcing, relevant sub-compliance policies and procedures, a training program, data privacy, a monitoring and whistleblowing framework, and appropriate reporting or audit rights for the GP Shareholders. In addition, Management shall develop a single set of policies and standards to govern all aspects of the General Partner and the JV Business, drawing from each of the GP Shareholders' respective existing policies and standards, including as contemplated in Section 5.10(b) and 5.10(d).

5.10	Compliance

(a)	The General Partner shall not, and the GP Shareholders shall procure (through the exercise of their votes and any rights attached to their GP Shares and all other necessary or desirable actions within their control) that neither the General Partner nor its Subsidiaries, nor any of their respective directors, officers, employees or agents: (i) offer, promise, provide, or authorize the provision of any money, property, contribution, gift, entertainment or other thing of value, directly or indirectly, to any Governmental Official, or any other Person, to influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer, or otherwise in violation of any Anti- Bribery Law; (ii) engage in any dealings or transactions with or for the benefit of any Person identified as a "designated person" under Sanctions Laws or is otherwise a target of economic sanctions under any similar Applicable Law, nor otherwise violate Sanctions Laws; (iii) violate any Anti- Money Laundering Laws; or (iv) invest any earnings from criminal activities in the General Partner or its Subsidiaries.

(b)	The General Partner shall cause Management to: (i) prepare and/or revise (as the case may be) internal policies and procedures adequate to prevent, detect and deter (A) violations of Anti-Bribery Laws, (B) transactions in violation of Sanctions Laws, (C) violations of applicable Export Control Laws, (D) violations of Anti-Money Laundering Laws, (E) transactions in violation of Anti-Trust Laws (including as further contemplated in Section 9.2); and (ii) implement such policies and procedures as soon as possible after the Effective Date.

(c)	The General Partner shall promptly notify the GP Shareholders of any actual or threatened legal proceedings or enforcement action relating to any breach or suspected breach by any member of the LP Group of Anti-Bribery Laws, Anti-Money Laundering Laws, Sanctions Laws, Anti-Trust Laws, or Export Control Laws.

(d)	The General Partner shall cause Management to prepare and/or revise (as the case may be) internal policies and procedures adequate to ensure that each member of the LP Group complies with all Applicable Laws related to Tax and takes a prudent and conservative approach to Tax planning and Tax structuring. Without limiting the foregoing, the General Partner shall not to the Knowledge of Management, and shall procure that other members of the LP Group shall not to the Knowledge of Management, enter into any transaction or series of transactions or engage in any act (whether involving a Tax haven or otherwise) which (i) could reasonably be characterized by any relevant Governmental Entity as constituting, or as being part of an arrangement that constitutes, a Tax shelter or other aggressive or abusive Tax planning or aggressive or abusive Tax avoidance, or (ii) could lead to any GP Shareholder or Partner or any member of its respective Shareholder Group suffering a Tax liability that would not have arisen in the ordinary course of the JV Business.

5.11	Invoicing and Transfer Pricing

(a)	The GP Board shall, upon the reasonable request of any GP Shareholder at any time and, in any event, no less frequently than annually, be required to carry out, in conjunction with the JVCo Board, periodic reviews of: (i) invoicing arrangements relating to the suppliers to the JV Group, the customers of the JV Group, and between members of the JV Group; and (ii) compensation arrangements and associated transfer pricing requirements and considerations relating to transactions between members of the JV Group (collectively, the "TP Model"). Such reviews shall consider, among other things, the functions performed, assets employed, and risks assumed by each member of the JV Group and any relevant developments or changes in the JV Business as they relate to each member of the JV Group, including with respect to suppliers, customers, investments in tangible and intangible assets, and the hiring, relocation and termination of employees. The GP Board shall cause Management to implement any new arrangements or changes to existing arrangements within the TP Model, whether identified as part of such reviews or otherwise, as may be required in order to ensure compliance by each member of the LP Group with Applicable Laws and Section 5.11(b).

(b)	The General Partner shall procure that no member of the LP Group shall enter into any transaction or series of transactions with any other member of the JV Group, any GP Shareholder or Partner, or any of their respective Affiliates, unless such transaction would have been entered into on the same or reasonably similar terms between independent enterprises in reasonably comparable circumstances (which requirement shall be construed and applied, so far as reasonably possible, in a manner consistent with Article 9 of the Model Tax Convention with respect to Taxes on Income and on Capital published from time to time by the OECD and the guidelines on transfer pricing published from time to time by the OECD, including the OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations 2022).

(c)	If any Tax Dispute arises in relation to the TP Model, including the implementation of any new arrangements or changes to existing arrangements in relation thereto by any member of the JV Group, or compliance by any member of the JV Group with the TP Model, any related Applicable Laws or Section 5.11(b), the Parties shall resolve such Tax Dispute in accordance with Section 12.1.

5.12	Tax Returns

(a)	No income Tax Return shall be submitted by or on behalf of the Partnership to any Governmental Entity unless the General Partner has first sent a draft of such Tax Return to each of the GP Shareholders for review at least thirty (30) Business Days before the due date for filing of such Tax Return (the "Due Filing Date"). The General Partner shall also promptly provide any supporting work papers, records, documents and other information reasonably requested by any GP Shareholder with respect to such Tax Return.

(b)	If any GP Shareholder provides written comments on such draft income Tax Return to the General Partner and the other GP Shareholder no later than fifteen (15) Business Days before the Due Filing Date, the General Partner shall consider all such reasonable comments in finalising such Tax Return before submission to the relevant Governmental Entity. If the GP Shareholders do not agree on whether such draft income Tax Return should be amended to reflect such comments, then Section 12.1 shall apply. If such disagreement remains unresolved on the Due Filing Date for such Tax Return, then the Partnership may on such Due Filing Date submit such Tax Return, prepared on the basis of its good faith understanding and interpretation of the relevant facts and Applicable Law, to the relevant Governmental Entity and, if the GP Shareholders subsequently agree or it is determined by the Tax Expert (pursuant to Section 12.1 or otherwise) that any amendment or withdrawal of such Tax Return or any replacement Tax Return is required to be or should be submitted to the relevant Governmental Entity for any reason, the General Partner shall promptly submit the same to the relevant Governmental Entity.

(c)	With regard to any other Tax Return of any member of the LP Group not described in Section 5.12(a), any GP Shareholder may request, by giving notice to the General Partner and the other GP Shareholders at least twenty (20) Business Days before the Due Filing Date for such other Tax Return, to review such other Tax Return, in which case Section 5.12(b) shall apply, with any necessary modifications, to such other Tax Return, except that (i) the reference in Section 5.12(a) to thirty (30) Business Days shall be deemed for this purpose instead to be a reference to ten (10) Business Days; (ii) the reference in Section 5.12(b) to fifteen (15) Business Days shall be deemed for this purpose instead to be a reference to five (5) Business Days; and (iii) the reference in Section 5.12(b) to the Partnership shall be deemed for this purpose instead to be a reference to the relevant member of the LP Group.

(d)	If any Tax Dispute arises in relation to any Tax Return, including in relation to comments provided by any GP Shareholder on any draft Tax Return pursuant to Section 5.12, the amendment, finalisation and/or submission of such Tax Return by the General Partner or the relevant member of the LP Group, and any subsequent amendment or withdrawal of such Tax Return or replacement Tax Return, the Parties shall resolve such Tax Dispute in accordance with Section 12.1.

5.13	Tax Costs

In the event that a member of the LP Group and/or a Party (whether in its capacity as a GP Shareholder, Partner or otherwise) or an Affiliate of such Party are held liable for any Taxes which are specifically attributable to another Party or an Affiliate of such other Party, then the Party and/or Affiliate of such Party to which such Taxes are attributable (the “Tax Debtor”) shall indemnify and hold such member of the LP Group and/or the respective other Parties and their Affiliates (the “Tax Indemnitees”) fully harmless from and against all such Taxes. The Parties shall cooperate in good faith in the defence against any such Taxes. Without limiting the foregoing, this Section 5.13 shall apply to any Taxes which are specifically attributable to a Tax Indemnitee’s failure to make withholdings required under any Applicable Law on a payment made to the Tax Debtor, unless such liability for Tax is expressly otherwise provided for in a relevant agreement or document which has been signed or approved in writing by the GP Board.

ARTICLE 6
SHAREHOLDER APPROVAL RIGHTS AND MEETINGS

6.1	Shareholder Approval Rights

Notwithstanding any provisions of this Agreement to the contrary, the General Partner shall not, for itself or in its capacity as General Partner, undertake or permit to occur (directly or indirectly, including through any Subsidiary), and the GP Shareholders shall procure, to the extent each of them is able, that GP Board shall not authorize or approve, any of following matters without Specified Shareholder Approval:

(a)	carrying on any business other than acting as general partner of the Partnership and the JV Business or materially altering the nature of that part of the JV Business undertaken by the LP Group;

(b)	changing the name of the General Partner or the Partnership or any other member of the LP Group;

(c)	resigning as the General Partner;

(d)	amending the GP Articles or this Agreement otherwise than pursuant to and in accordance with Section 3.3 and Section 14.2;

(e)	except as otherwise provided for in this Agreement, increasing or decreasing the GP Board size;

(f)	approving the admission of a new partner to the Partnership, including as contemplated in section 8.7 of the Partnership Agreement, unless otherwise permitted by the Partnership Agreement without the consent of the General Partner;

(g)	approving the admission of a new GP Shareholder or issuing any securities of the General Partner or another member of the LP Group, other than the conversion, exercise or exchange of securities previously issued with Specified Shareholder Approval or as otherwise contemplated in Section 7.6;

(h)	except as otherwise provided for in this Agreement, issuing, selling, repurchasing, redeeming or otherwise acquiring for value any securities of the General Partner or any LP Units, or any disposition, pledge, grant of option or other rights or the issue of other financial products, in each case giving rise to an interest in the LP Group, or other change in the capital structure of the LP Group (other than any pledge or charge entered into by either GP Shareholder in relation to its GP Interest and granted in respect of Third Party financing as contemplated in this Agreement);

(i)	amalgamating, merging or consolidating any member of the LP Group with or into any Person;

(j)	carrying out an arrangement (as defined in the Act or similar legislation of any other jurisdiction in Canada) of the General Partner (or a similar process in relation to any other member of the LP Group) or pursing a going public transaction as contemplated in section 8.7 of the Partnership Agreement;

(k)	taking or instituting any proceedings for liquidation, winding up, bankruptcy of any member of the LP Group, permanent cessation of operations or abandonment of a material asset of any member of the LP Group (other than in emergency circumstances), suspension of operations of any material part of the JV Business undertaken by the LP Group, or make any proposal for a compromise of debt, or a reorganization of capital, assets, liabilities or organizational structure of the LP Group, under any insolvency, restructuring or corporate arrangement legislation, which at the time of the decision is expected to last for a period of more than 65 Business Days;

(l)	assuming or otherwise becoming responsible for (including by way of guarantee) the obligations of any Person (other than another member of the LP Group), other than normal indemnifications of officers and directors pursuant to contractual arrangements and the provisions of the Act, and of commercial counterparties pursuant to normal industry agreements, in either case entered into in the ordinary course of the JV Business;

(m)	effecting any listing of securities on a stock exchange or other marketplace or any public offering of securities (including a secondary offering), as further contemplated in the Partnership Agreement;

(n)	amending, modifying, altering or repealing any Specified Shareholder Approval previously passed;

(o)	making, entering into or assuming any agreement or commitment to do or undertaking any of the foregoing, or permit a member of the LP Group to do so;

(p)	taking any action or making any decision on any matter that is analogous to the decisions in the foregoing paragraphs in relation to the LP Group; or

(q)	any other matter that requires Specified Shareholder Approval pursuant to the terms of this Agreement.

6.2	Meetings of the Shareholders

Meetings of the GP Shareholders shall be held in the manner specified in the GP Articles; provided that, the following provisions shall prevail to the extent of any inconsistency with the GP Articles:

(a)	Location. Unless otherwise determined by Specified Shareholder Approval, meetings of the GP Shareholders shall be held on a Business Day, either virtually or in person in Vancouver, British Columbia.

(b)	Chair. The Chair shall act as chair for the purposes of all meetings of the GP Shareholders.

(c)	Calling Meetings. The Chair shall call meetings of the GP Shareholders no less than one time a year, at such times as the Chair considers appropriate, and shall call a meeting upon receipt of a written request from a GP Shareholder. If the Chair fails or neglects to call, within five Business Days after receipt of such written request, a meeting to be held within 20 Business Days after receipt of such written request, any GP Shareholder may call the meeting instead.

(d)	Agenda and Meeting Materials. All notices of meetings of the GP Shareholders shall be given to each GP Shareholder at least 20 Business Days and not more than 40 Business Days prior to the meeting. Such notice shall specify the time and the place where the meeting is to be held and will be accompanied by an agenda specifying, in reasonable detail, all matters which are to be the subject of a vote at such meeting and provide sufficient information to enable GP Shareholders to make a reasoned judgment on all such matters. It shall not be necessary for any such notice to set out the exact text of any resolution proposed to be passed at the meeting provided that the subject matter of such resolution is fairly set out in the notice or schedule thereto. Accidental omissions to give notice of a meeting to, or the non-receipt of notice of a meeting by, any GP Shareholder will not invalidate proceedings provided that quorum is met at that meeting. The failure to include an item on the agenda shall preclude the GP Shareholders from passing a resolution in relation to that item until the next GP Shareholder meeting called to consider that item, unless:

(i)	there is a quorum of GP Shareholders present at the meeting; and

(ii)	the GP Shareholders present and entitled to vote at the meeting agree to include the item on the agenda.

(e)	Quorum and Attendance.

(i)	A quorum for any meeting of the GP Shareholders shall be at least one individual that is the authorized representative of each GP Shareholder present at the meeting. The Chair shall not be considered the representative from the then-appointing GP Shareholder and shall not be permitted to vote, including providing any second or casting vote. The GP Shareholders shall not transact business at a meeting unless a quorum is present.

(ii)	If a quorum referred to in Section 6.2(e)(i) is not present within 30 minutes from the time fixed for holding any such meeting, the meeting may be adjourned by the Chair to a date that is five Business Days later at the same time and place (such adjourned meeting being, the "First Adjourned Shareholders Meeting"). If a quorum referred to in Section 6.2(e)(i) is not present within 30 minutes from the time fixed for holding any such First Adjourned Shareholders Meeting, the First Adjourned Shareholders Meeting may be further adjourned by the Chair to a date that is five Business Days later at the same time and place (such further adjourned meeting being, the "Second Adjourned Shareholders Meeting"). Subject to the Act, and without prejudice to Section 6.1, any GP Shareholders present at the Second Adjourned Shareholders Meeting shall constitute a quorum and the business specified in the original notice may be transacted by a vote of GP Shares represented at the adjourned meeting.

(iii)	A GP Shareholder is considered present or in attendance at a meeting of the GP Shareholders if the GP Shareholder participates in the meeting in person or by electronic means, telephone, or other communication facilities as permit all Persons participating in the meeting to hear or otherwise communicate with each other, and a GP Shareholder participating in such meeting by such means is deemed to be present at the meeting. A GP Shareholder is not considered present at a meeting where that GP Shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(f)	Votes. On any resolutions submitted to a meeting, each GP Shareholder entitled to vote shall be entitled to one vote per GP Share and resolutions shall be passed if approved by GP Shareholders holding not less than 56% of the issued and outstanding GP Shares, unless Specified Shareholder Approval is required as expressly contemplated in this Agreement. Votes at meetings of the GP Shareholders may be cast personally, and resolutions shall be passed by a show of hands or at the request of any GP Shareholder (whether before or after a vote by show of hands is taken), by ballot.

(g)	Attendance and appointment of a Proxy. A GP Shareholder may attend a meeting of the GP Shareholders either by its appointed representative attending the meeting in person, or it may be represented by a Person appointed by a written proxy, and the right to vote at a meeting of the GP Shareholders may be exercised in person or by proxy. A proxy, drafted in English, whether it be for a particular meeting of the GP Shareholders or for any meeting, shall be in any form approved by the General Partner. The proxy shall be signed by the Person making the appointment or by its attorney, who shall have been duly authorized in writing, or, if the Person making the appointment is a corporation, by a duly authorized senior executive or attorney thereof. Any individual who is a director, officer or member of senior management of the appointing GP Shareholder or one of its 100% Affiliates may be appointed as a proxy. A proxy signed by or on behalf of a GP Shareholder shall be deemed to be valid, unless it is contested at the time of its use or prior thereto.

(h)	Meeting Minutes. The Chair will cause minutes of all meetings of the GP Shareholders to be taken and a copy of the minutes of each meeting will be provided to each GP Shareholder promptly after each meeting. For greater certainty, the failure of the Chair to fulfill his or her obligations hereunder will not invalidate or otherwise affect the efficacy of any meeting, business conducted at any meeting or the resolutions passed at such meeting. Until the contrary is approved, every meeting in respect of which minutes have been made and subsequently approved by the GP Shareholders present at such meeting shall be deemed to have been duly held and convened and all proceedings referred to in the minutes shall be deemed to have been duly passed.

(i)	Written Approval in Lieu of Meeting. Any action, consent, decision or approval required to be made by the GP Shareholders may be taken, without prior notice thereof, by written consent or resolution in lieu of meeting, if signed by the requisite number of GP Shareholders that would have been entitled to vote on and approve such matter at a meeting of GP Shareholders shall be counted, and such action, consent, decision or approval, as applicable is as valid as if it had been passed at a meeting of the GP Shareholders.

(j)	Rules. To the extent that the rules and procedures for the conduct of a meeting of the GP Shareholders are not prescribed in this Agreement or the GP Articles, such rules and procedures shall be determined by the Chair.

ARTICLE 7
SHARES AND DISPOSITION OF SHARES

7.1	Authorized Share Capital

The General Partner is authorized to issue an unlimited number of GP Shares. The issued and outstanding GP Shares as of the Effective Date are as set forth in Schedule A. Except in connection with: (a) the issuance of LP Units pursuant to a Cash Call issued in accordance with the current Funding Plan; (b) the provision of Emergency Funding pursuant to section 4.9 of the Partnership Agreement; (c) the conversion of LP Default Loans or Emergency Default Loans in accordance with section 4.9(m) of the Partnership Agreement; or (d) the admission of any Person as a new Limited Partner pursuant to the Partnership Agreement, the General Partner shall not issue new GP Shares unless approved by Specified Shareholder Approval.

7.2	Termination of Shareholder

(a)	Upon a GP Shareholder ceasing to hold any LP Units (a "Terminating Event" and such GP Shareholder, a "Terminated Shareholder"):

(i)	the Terminated Shareholder's GP Shares shall be, and shall be deemed to be, immediately sold by the Terminated Shareholder to the Person acquiring its LP Units or to the General Partner for nominal consideration, and, if sold to the General Partner, cancelled; and

(ii)	the Terminated Shareholder shall have no rights or obligations hereunder in respect of any time following the Terminating Event (except pursuant to this Section 7.2 and Article 9).

(b)	If the Terminated Shareholder fails to complete the transaction of purchase and sale referred to in Section 7.2(a) within 10 Business Days of the applicable triggering event, then the General Partner may deposit a cheque in the amount of $1.00 payable to the Terminated Shareholder at the General Partner's solicitor's office. Upon making such deposit and giving the Terminated Shareholder notice thereof, the purchase of the Terminated Shareholder's GP Shares shall be deemed to have been fully completed and all right, title, benefit and interest, both at law and in equity, in and to such GP Shares shall be and be deemed to be transferred and assigned to and vested in the said purchaser or the General Partner, as the case may be (and, if transferred to the General Partner, cancelled). The Terminated Shareholder shall be entitled to receive the cheque so deposited in trust upon satisfying any unsatisfied obligations under this Agreement.

7.3	Restrictions on Transfers

Except as otherwise permitted under this Agreement (including pursuant to Section 7.5, as required by Section 7.6 or as a result of a pledge pursuant to Section 7.12), no GP Shareholder shall Transfer any of its GP Shares without Specified Shareholder Approval. Any purported Transfer of GP Shares in violation of this Agreement is void. The General Partner shall only register or permit the registration of any Transfer of any GP Shares made in compliance with the provisions of this Agreement. A permitted Transferee of GP Shares shall automatically become bound and subject to this Agreement, without further act or formality.

7.4	General Restrictions

(a)	Notwithstanding any other provision in this Agreement to the contrary but subject to Section 7.6, no GP Shareholder may Transfer any GP Shares:

(i)	if it is in default under this Agreement or the Partnership Agreement (except for an obligatory Transfer in accordance with section 12.2 of the Partnership Agreement or following a change of control pursuant to section 9.3 of the Partnership Agreement);

(ii)	(other than in respect of the grant of a Permitted Lien) without Transferring the same proportion of its (or procuring that its applicable 100% Affiliate Transfers the same proportion of its) JVCo Shares and any JVCo Loans in accordance with the JVCo SHA, and LP Units and any LP Loans in accordance with the Partnership Agreement, in each case to the same Person or one (but not more than one) 100% Affiliate of such Person in accordance with the JVCo SHA and the Partnership Agreement;

(iii)	if, as a result, the remaining GP Shareholders or the General Partner would become subject to any materially restrictive or onerous governmental controls or regulations to which they were not subject prior to the proposed Transfer by reason of the nationality or residence of the proposed Transferee;

(iv)	if the Transferee (or the 100% Affiliate of the Transferee who acquires the JVCo Shares and/or JVCo Loans) does not have the financial capacity to meet their respective funding obligations under this Agreement, the Partnership Agreement or the JVCo SHA;

(v)	if, as a result, the remaining GP Shareholders, the General Partner or any other member of the LP Group would become subject to any taxation or additional taxation to which they were not subject prior to the proposed Transfer, except with the consent of the remaining GP Shareholders, which consent shall not be unreasonably withheld;

(vi)	if the Transfer is not permitted by Applicable Law or any term of any agreement or instrument, non-compliance with which would have a material adverse impact on any member of the JV Group or the JV Business as a whole, unless all applicable required consents or approvals, including in respect of a Governmental Entity, are first obtained;

(vii)	if such Transfer is not exempt from any applicable requirement to file a prospectus, registration statement or similar document with applicable securities regulatory authorities to qualify the trade of such GP Shareholder's GP Shares;

(viii)	if any funds being used to purchase the GP Shares represent or will represent proceeds of crime for the purpose of Money Laundering and Terrorist Financing (Prevention) Act (SFS 2017:630), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or otherwise be in breach of Anti-Money Laundering Laws;

(ix)	if the Transferee is a Person identified in, designated in, listed in, or otherwise the subject of prohibited activities under Sanctions Laws; or

(x)	if the Transferee has not agreed in writing: (i) with the other GP Shareholders and the General Partner to assume and be bound by all the obligations of the Transferor pursuant to this Agreement with respect to the GP Shares transferred arising from and after the date of such Transfer and to be subject to all the restrictions to which the Transferor is subject under the terms of this Agreement; (ii) to assume and be bound by all the obligations and subject to the restrictions to which the Transferor is subject with respect to the LP Units and LP Loans transferred under the terms of the Partnership Agreement; and (iii) (or has not procured that its 100% Affiliate has agreed in writing) to assume and be bound by all the obligations and subject to the restrictions to which the Transferor is subject with respect to the JVCo Shares and JVCo Loans transferred under the terms of the JVCo SHA.

(b)	Any Transfer of GP Shares pursuant to this Agreement shall be carried out in accordance with the following:

(i)	each new GP Shareholder shall be deemed to make the representations and warranties in Section 11.1;

(ii)	a copy of the document(s) or instrument(s) effecting the Transfer shall be delivered to the General Partner and the other GP Shareholders;

(iii)	the Transferee shall execute and deliver such documents and instruments as may be reasonably required by the General Partner to ensure that the Transferee assumes and is bound by all of the obligations and liabilities of the Transferor in relation to the General Partner and the Partnership which the Transferor incurred pursuant to this Agreement or the GP Articles; and

(iv)	the General Partner shall be entitled to be reimbursed by the Transferor for the reasonable and documented administrative out-of-pocket costs and expenses incurred by it to effect a Transfer with respect to any or all of such Transferor's GP Shares or LP Loans.

7.5	Permitted Transfers to 100% Affiliates

Notwithstanding Section 7.3, but subject to Section 7.4, a GP Shareholder will be, without requiring Specified Shareholder Approval, entitled to Transfer to one of its 100% Affiliates legal title to, and beneficial ownership of, all (but not less than all) of its GP Shares, LP Units, and LP Loans, provided that:

(a)	the Transferor first establishes to the satisfaction of the other GP Shareholders, acting reasonably, that the Person to which it is Transferring its GP Shares is its 100% Affiliate;

(b)	a copy of the document(s) or instrument(s) effecting the Transfer is delivered to the General Partner; and

(c)	the other GP Shareholder has received prior written notice of such Transfer.

7.6	Required Transfers; Share Issuances and Adjustments

(a)	If a GP Shareholder Transfers all or any of its LP Units, or it or its 100% Affiliate Transfers all or any of its JVCo Shares (in each case, other than the granting of a Permitted Lien or a Transfer to an 100% Affiliate each in accordance with the Partnership Agreement and JVCo SHA) as permitted under the Partnership Agreement and/or the JVCo SHA, such GP Shareholder must Transfer the same proportion of its GP Shares to such Transferee (or to one but not more than one 100% Affiliate of such Transferee) concurrently with, and in the same transaction as, the Transfer of the LP Units and the JVCo Shares. Provided that Volvo Canada is a Holding Company, Volvo Canada shall not be in breach of this provision if Volvo Sweden has Transferred an equivalent proportion of its shares in Volvo Canada to the Transferee.

(b)	If a GP Shareholder Transfers all or any of its GP Shares (other than a Transfer to an 100% Affiliate permitted by Section 7.5 or entering into a Permitted Lien pursuant to Section 7.12) the GP Shareholder must (or must procure that its 100% Affiliate must) Transfer the same proportion of its LP Units, LP Loans, JVCo Shares and JVCo Loans to such Transferee (or to one but not more than one 100% Affiliate of such Transferee) concurrently with, and in the same transaction as, the Transfer of the GP Shares. Provided that Volvo Canada remains the holder of LP Units and GP Shares, Volvo Canada shall not be in breach of this provision if Volvo Sweden has Transferred an equivalent proportion of its shares in Volvo Canada to the Transferee.

(c)	Except as otherwise agreed with Specified Shareholder Approval, any Person (including any GP Shareholder) who or which intends to purchase or subscribe for (i) GP Shares, shall be required by the Transferor or the General Partner, as applicable, to concurrently also purchase or subscribe for LP Units, on a pro rata basis, such that such Person's GP Interest is at all times equivalent to such Person's LP Interest; (ii) LP Units, shall be required by the Transferor or the General Partner, as applicable, to concurrently also purchase or subscribe for GP Shares, on a pro rata basis, such that such Person's GP Interest is at all times equivalent to such Person's LP Interest; and (iii) either GP Shares or LP Units, shall be required by the Transferor or the General Partner, as applicable, to concurrently also purchase or subscribe for JVCo Shares, on a pro rata basis, such that such Person's GP Interest and corresponding LP Interest is at all times equivalent to such Person's JVCo Interest.

(d)	In the event there is a Transfer of GP Shares between the GP Shareholders at the same time as the Transfer of LP Units and LP Loans pursuant to the Partnership Agreement and a Transfer of JVCo Shares and JVCo Loans pursuant to the JVCo SHA (including as a result of a change of a GP Shareholder's GP Interest or LP Interest as contemplated in Section 7.6(c)), the allocation of the price received in respect of such Transfers as between each such Transfer shall be as determined in accordance with the FMV Procedure and Methodology or as otherwise mutually determined by the GP Shareholders.

7.7	Share Certificates

Any applicable share certificates representing the GP Shares shall bear the following legend endorsed thereon in bold type (in addition to any legend required by Applicable Laws):

The shares represented by this certificate are subject to a shareholder agreement between the General Partner and its shareholders, as may be amended from time to time. Such shares may not be pledged, sold or otherwise transferred except in accordance with the terms of such agreement. Any transfer made in contravention of such restrictions is null and void. A copy of such agreement is on file at the registered office of the General Partner and available to Shareholders for inspection on request and without charge.

7.8	Lost Share Certificates

Where a Person claims that a share certificate representing a GP Share recorded in the name of a GP Shareholder has been defaced, lost, destroyed or wrongly taken, the General Partner will cause a GP Share certificate to be issued in substitution for such share certificate if such Person complies with any requirements set out in the GP Articles, and files with the General Partner an agreement in a form satisfactory to the General Partner indemnifying and holding harmless the General Partner and the GP Shareholders from any costs, damages, liabilities or expenses suffered or incurred as a result of or arising out of issuing such new GP Share certificate and satisfies such other reasonable requirements as are imposed by the General Partner.

7.9	Liability on Transfer

Each Transferor will continue to remain liable for any breaches by it that occurred or arose prior to the date of Transfer. Notwithstanding that a Transferor may Transfer all of its GP Shares, it shall continue to be bound by those provisions of this Agreement which, by their nature or express terms, survive any such Transfer, including any obligation of confidentiality set out in Article 9.

7.10	Power of Attorney

In connection with any Transfer of any GP Shares permitted pursuant to this Agreement, each GP Shareholder hereby irrevocably nominates, constitutes and appoints the General Partner as its true and lawful attorney and agent for, in the name of and on behalf of the applicable GP Shareholder to execute and deliver all such administrative filings as may be necessary to effectively transfer and assign the GP Shares being sold. Such appointment and power of attorney, being coupled with an interest, shall not be revoked by the dissolution, winding up, bankruptcy or insolvency of such GP Shareholder and each Party hereby ratifies, confirms and agrees to ratify and confirm all that the General Partner may lawfully do or cause to be done by virtue of such power of attorney.

7.11	Securities Law Matters

(a)	Each GP Shareholder acknowledges and agrees that the issue and delivery to it of its respective GP Shares are conditional upon such sale being exempt from any requirement to file a prospectus or registration statement and the requirement to deliver any offering memorandum (or similar document) under all applicable securities legislation, rules, regulations and policies.

(b)	Each GP Shareholder shall, and shall ensure that its Affiliates, comply with all Applicable Laws related to insider dealing in respect of any material facts of which it becomes aware by virtue of its interest in the General Partner, any other member of the JV Group or any potential merger and acquisition process contemplated in respect of another GP Shareholder (or its Affiliates).

7.12	Financing and Pledge of Shares

Each GP Shareholder shall be permitted to pledge its GP Shares as security to a Third Party lender in connection with any Third Party financing, provided that:

(a)	such Third Party lender is either: (i) a bank, financial institution, trust, fund or investment fund, in each case with a rating for its long-term unsecured and non-credit enhanced debt obligations of BBB or higher by Standard & Poor's Rating Services or Fitch Ratings Ltd., or Baa2 or higher by Moody's Investors Services, or a comparable rating from an internationally recognized credit rating agency or affiliate which is a designated rating organisation pursuant to Canadian securities laws or a registered or certified credit rating agency in accordance with EC Regulation 1060/2009; (ii) a government entity in Canada, the United States of America, the United Kingdom or Europe; or (iii) an entity approved by the other GP Shareholder in writing, which consent shall not be unreasonably withheld where the Party proposing to pledge its GP Shares provides to the other GP Shareholder written evidence that the proposed Third Party lender has equivalent credit worthiness to any lender falling within limbs (i) or (ii), provided that no Party shall be permitted to pledge its GP Shares or interests to an entity that is identified in, designated in, listed in or otherwise the subject of prohibited activities under Sanctions Law; and

(b)	if there is any enforcement of security related to such pledge of securities (including any sale to Third Party following such enforcement), and if a Limited Partner elects to exercise its right of first refusal pursuant to the Partnership Agreement, then the continuing GP Shareholder shall be entitled to buy the relevant GP Shares [Redacted – commercially sensitive information].

ARTICLE 8
FUNDING

8.1	Additional Funding Requirements

In the event the GP Shareholders, Limited Partners or the General Partner require Third Party funding to meet remaining projected funding requirements for the JV Business, including the Partnership entering into or intending to enter into a product development agreement, such funding may be sourced by way of debt, on terms satisfactory to the GP Board and subject to Specified Board Approval, which approval will not be unreasonably withheld.

ARTICLE 9
CONFIDENTIALITY

9.1	Confidential Information

(a)	In this Agreement "Confidential Information" means all records, material and information (and any copies) thereof pertaining to or concerning: (i) the JV Business, the JV Group, including all budgets, forecasts, analyses, financial results, costs, processes, data, technology, Intellectual Property, drawings, blueprints, margins, wages and salaries, and other business activities, and all other information not generally known outside the JV Group; (ii) the contents of this Agreement and the other JV Agreements and any information obtained during negotiations relating to the JV Agreements or as a result of entering into or performing the JV Agreements; and (iii) any GP Shareholder or any of its Affiliates, in each case regardless of whether such information is in oral, visual, electronic, written or other form and whether or not it is identified as "confidential", and includes all notes, analyses, summaries or other documents or information (whether paper, electronic or other format) that contain, reflect, summarize, analyze, discuss or review any other Confidential Information. Notwithstanding the foregoing, Confidential Information shall not include information insofar as it is in the public domain, provided that specific items of information will not be considered to be in the public domain only because more general information is in the public domain. For this purpose, information is in the public domain if it: (i) is or becomes publicly available through no act or omission of a Party or any of its Affiliates, or its or their Representatives, in breach of this Section 9.1; (ii) (other than the contents this Agreement and the other JV Agreements) is already in possession of the Party to which it was disclosed or any of its Affiliates, without prior restriction on disclosure; (iii) is subsequently obtained lawfully by a Party or its Affiliate from a Third Party which that Person does not reasonably believe is obligated to maintain that information confidential; or (iv) (other than the contents this Agreement and the other JV Agreements) is independently developed by a Party or its Affiliate without reference to the information required to be kept confidential hereunder.

(b)	Each Party acknowledges that all Confidential Information obtained by or on behalf of a Party or any Representative or (in respect of a GP Shareholder) any Affiliate thereof is and shall remain the exclusive property of the disclosing party, as applicable. Each Party shall, and each GP Shareholder shall cause its Affiliates and Representatives to: (i) keep the Confidential Information in strictest confidence; and (in the case of the GP Shareholders) (ii) use the Confidential Information solely in respect of its investment in the JV Group, and the operation of the General Partner and the JV Business and not directly or indirectly for any other purpose, without the express prior written consent of the other Parties. In complying with the foregoing, each Party shall use (and shall ensure that its Representatives and, in respect of a GP Shareholder, its Affiliates use) the same degree of care as would be used by a normally prudent Person in protecting its own proprietary and confidential information.

(c)	Notwithstanding Section 9.1(b), a Party (or its Affiliate) may disclose Confidential Information:

(i)	as required by Applicable Laws or pursuant to policies or regulations of any stock exchange on which any of the securities of such Party or any of its Affiliates are listed or by any securities commission or other regulatory authority having jurisdiction over such Party or any of its Affiliates, and only for the purposes of such disclosure, after such Party has made a reasonable attempt to prevent and limit such disclosure and after notification to the other Parties (where permitted), in which event such Party or Affiliate thereof shall request confidentiality in respect of such disclosure and shall use all reasonable commercial efforts to cooperate with the Party to prevent or limit such disclosure;

(ii)	to its Affiliates and Representatives that have a reasonable need to know the Confidential Information, provided that: (A) such Party shall be required to ensure that each such Affiliate and Representative maintain the confidentiality of the disclosed information in accordance with this Section 9.1; (B) each such Representative has accepted that obligation; and (C) such Party shall be responsible for any subsequent disclosures of such Confidential Information by its Affiliates or Representatives on the same basis as if such disclosures were made directly by such Party;

(iii)	to a Person that is a bona fide prospective Transferee of any of that GP Shareholder's LP Units and GP Shares or to a Person with which it is conducting bona fide negotiations directed towards a merger, amalgamation or sale of shares representing a majority ownership interest of that GP Shareholder or any of its Affiliates, provided that: (A) such GP Shareholder shall be required to ensure that each such prospective Transferee enters into a confidentiality agreement on terms that are materially the same as the requirements in this Section 9.1; (B) the prospective Transferee has accepted that obligation; and (C) such GP Shareholder shall be responsible for any subsequent disclosures of such Confidential Information by the prospective Transferee on the same basis as if such disclosures were made directly by such GP Shareholder;

(iv)	to the extent reasonably appropriate for the applicable purpose, to its lenders, insurers, legal counsel, auditors, underwriters, financial and other professional advisors and credit rating agencies, provided that: (A) such Party shall be required to ensure that each such advisor or agency enter into a confidentiality agreement on terms that are materially the same as the requirements in this Section 9.1; (B) each such advisor or agency has accepted that obligation; and (C) such Party shall be responsible for any subsequent disclosures of such Confidential Information by its advisors or agencies on the same basis as if such disclosures were made directly by such Party;

(v)	to the extent permitted by this Agreement or any other agreements between the Parties or their Affiliates in connection with the JV Business; or

(vi)	to the extent required by any legal or administrative proceedings or because of any Order of a court or any regulatory authority binding on it, provided that it will promptly notify the other Parties of any such anticipated disclosure to allow it to seek a protective Order and that it will request any confidentiality protection permitted thereunder.

(d)	Each Party is responsible for any failure by its Representatives or any other Person to whom it discloses Confidential Information (other than Persons who receive Confidential Information under Section 9.1(c)(i) or Section 9.1(c)(vi)) to maintain the confidentiality of any Confidential Information. Without limitation and in addition to any rights a Party may have against another Party arising by reason of any breach of the obligations under this Section 9.1, each Party shall be liable to and indemnify and hold harmless each other Party and its Affiliates for any losses, costs (including solicitor and his own client costs), damages, and expenses whatsoever which they may suffer, sustain, pay or incur resulting from disclosure or use by such Party or other Persons to whom such Party disclosed Confidential Information (other than Persons who receive Confidential Information under Section 9.1(c)(i) or Section 9.1(c)(vi)), of all or any part of the Confidential Information in breach of this Agreement.

9.2	Restricted Information

(a)	Notwithstanding anything to the contrary in this Article 9 or elsewhere in this Agreement, the GP Shareholders acknowledge and agree that as GP Shareholders, or in the conduct of their appointed Directors to the GP Board, they may be exposed to certain confidential information of the JV Group, the other GP Shareholder or customers, suppliers or other Persons with a relationship to the JV Group that constitutes "competitively sensitive information" (collectively, "Restricted Information") and that Volvo Sweden, Volvo Canada or their Affiliates may be a competitor of such customers, or other Persons with respect to the truck industry and off-road applications in which the HPDI Systems will be supplied and used. For clarity, Restricted Information comprises any information that may allow Volvo Sweden, Volvo Canada or their Affiliates to better predict the commercial behaviour of its actual or potential competitors and may include the current or future pricing terms, pricing, sales or marketing plans, customer or supplier contract terms.

(b)	In order to adequately protect the Restricted Information, comply with Anti-Trust Laws and provide reasonable assurances to potential customers of the Partnership that such Restricted Information will not be used in a manner that is adverse to their interests, the GP Shareholders shall use their rights as shareholders and under this Agreement to procure that the General Partner implements:

(i)	appropriate clean team arrangements and other technical precautions (e.g., separate password-protected access or anonymization and encryption of data, firewalls, allocation of administrator rights and corresponding IT authorization concepts, electronic separation by means of "ethical walls", etc.);

(ii)	contractual provisions (confidentiality obligations); and

(iii)	organizational measures,

governing the sharing and use of Restricted Information to ensure that the GP Shareholders and each of their Affiliates, and their respective directors, officers and employees, do not obtain access to Restricted Information or have responsibility for day-to-day operational decision-making or responsibility on pricing, marketing or sales within competitive business units. The GP Shareholders shall only make use of their information and reporting rights provided in accordance with Applicable Law, this Agreement and the GP Articles to the extent such use is consistent with Anti-Trust Laws, in particular with regard to the exchange of competitively sensitive information.

(c)	Without prejudice to Section 9.2(b), the GP Shareholders agree to put in place sufficient safeguards to avoid any disclosure of Restricted Information between the GP Shareholders and customers of the JV Group via the JV Group, unless to the extent necessary for and proportionate to the proper functioning of the JV Group. The GP Shareholders shall identify these safeguards in an information barrier protocol to be agreed prior to, and put into effect, promptly following the Effective Date.

9.3	Survival

The provisions of this Article 9 shall continue to apply to any GP Shareholder that Transfers its GP Shares and ceases to be a GP Shareholder hereunder for five years from the date such GP Shareholder Transfers its GP Shares, or for 12 months from the date of termination of this Agreement pursuant to Section 10.3, whichever is the sooner, provided in each case that the provisions of this Article 9 relating to Restricted Information shall survive indefinitely.

ARTICLE 10
TERMINATION AND SURVIVAL

10.1	Termination Events

(a)	This Agreement shall be terminated upon:

(i)	the date on which one Person acquires all of the issued and outstanding GP Shares in compliance with this Agreement;

(ii)	the date that the General Partner ceases to be the general partner of the Partnership and has fulfilled all of its obligations under the Partnership Agreement, and the completion of the wind-up and dissolution of the General Partner as contemplated in Section 10.2; or

(iii)	the passing of a Specified Shareholder Approval and the completion of the wind-up and dissolution of the General Partner, each as contemplated in Section 10.2.

(b)	Notwithstanding Section 10.1(a), each Party is responsible for paying all amounts owing by it under this Agreement prior to the date of termination, including any amounts owing for GP Shares purchased under this Agreement.

10.2	Winding Up and Dissolution

(a)	Unless otherwise agreed by the GP Shareholders, upon the passing of a Specified Shareholder Approval to wind up the General Partner, the GP Board shall exercise their powers for the purpose of winding up the JV Business, liquidating the General Partner's and the Partnership's assets in an orderly manner (and as further required by section 13.3 of the Partnership Agreement), paying the debts, liabilities and expenses of the General Partner and the Partnership and distributing to the GP Shareholders, in proportion to their GP Interest in the General Partner, any property of the General Partner remaining after repayment of the General Partner's debts, liabilities and expenses. The General Partner shall not engage in any new business during the period of such winding up and dissolution. The GP Shareholders shall be entitled to appoint a controller in respect of the General Partner to effect the foregoing.

(b)	Each GP Shareholder shall be entitled to make copies of all applicable information owned by the General Partner hereunder before the effective date of dissolution not previously furnished to it, provided that the provisions of Article 9 shall apply to such information.

(c)	No winding up, liquidation or dissolution of the General Partner or of the JV Business shall relieve a GP Shareholder from any obligation accruing or accrued to the date of such winding up, liquidation or dissolution.

10.3	Survival

Notwithstanding the termination of this Agreement in accordance with Section 10.1, Article 9 shall remain in full force and effect, pursuant to the terms hereof and for a period of 12 months thereafter, excluding any Restricted Information, in which case the confidentiality obligations shall survive indefinitely. The obligations of the GP Shareholders and the General Partner under Article 12, and Article 14, and Sections 4.3, 5.13 and 10.2 shall survive indefinitely the expiration or earlier termination of this Agreement. All defined terms used in any provision surviving after the termination of this Agreement shall survive until the provision in which such defined term is used expires in accordance with its terms.

ARTICLE 11
REPRESENTATIONS AND WARRANTIES

11.1	Representations and Warranties of the Parties

Each Party hereby represents and warrants as follows, and acknowledges and confirms that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Qualification. It is a corporation, or other legal entity, duly incorporated or formed and existing under the laws of its jurisdiction of incorporation or formation and has the corporate or other power to enter into and perform its obligations under this Agreement. It has all governmental and regulatory licences, registration and approvals required by Applicable Law as may be necessary to perform its obligations under this Agreement (and with respect to the GP Shareholders, to own the GP Shares).

(b)	Authorization. The execution and delivery of and performance by it of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other action on the part of the Party.

(c)	Validity of Agreement. The execution and delivery of and performance by the Party of this Agreement:

(i)	will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of its articles, by-laws or other constating documents or governing agreements;

(ii)	will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a material breach or violation of or a conflict with, or allow any other Person to exercise any rights under any material Contracts or instruments to which the Party is a party or pursuant to which any of the Party's assets may be affected; and will not result in the violation of any Applicable Law.

(d)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Party and constitutes a legal, valid and binding agreement of each Party enforceable against it in accordance with its terms, subject only to any limitation under Applicable Law relating to: (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors' rights; and (ii) the discretion that a court may exercise in the granting of equitable remedies.

(e)	No Proceedings. There are no actions, suits or proceedings pending or, to its knowledge, threatened against or affecting it or any of its properties before or by any Governmental Entity, and no existing default by it under any applicable Order, in each case that is reasonably expected to have a material adverse effect on its financial condition or results of operations.

(f)	Accredited Investor. With respective to the GP Shareholders, each is an "accredited investor" as defined in National Instrument 45-106 Prospectus Exempt Distributions of the Canadian Securities Administrators.

11.2	Survival

The representations and warranties of the Parties contained in this Article 11 survive the execution and delivery of this Agreement.

ARTICLE 12
DISPUTE RESOLUTION AND DEADLOCK

12.1	Dispute Resolution and Deadlocks

In the event the Parties or the GP Board, as applicable, have a Dispute, including being unable to reach specified approval for a matter as set out in Sections 4.6 and 6.1, as applicable, the Dispute shall be resolved in accordance with Schedule B.

12.2	Injunctive Relief

Notwithstanding Section 12.1, a Party may apply to the courts of British Columbia for interim or conservatory measures in respect of the matters in Dispute, including immediate injunctive relief or similar equitable relief. The Parties agree that seeking and obtaining such interim or conservatory measures shall not waive the right to Arbitration set out in Schedule B. The Parties further agree that the provisions of this Section 12.2 shall not be deemed to preclude an arbitrator from awarding similar or other interim relief or issuing interim arbitration awards.

12.3	Performance to Continue

The Parties agree that during the resolution of a Dispute, the Parties shall continue to perform their obligations under this Agreement, provided that such performance shall be without prejudice to the rights and remedies of the Parties and shall not be read or construed as a waiver of a Party's right to claim for recovery of any loss, costs, expenses or damages suffered as a result of the continued performance of this Agreement.

ARTICLE 13
NOTICES

13.1	Addresses for Service

The addresses for service and email addresses of the Parties shall be as follows:

[Redacted – personal information]

13.2	Change of Address

A Party may, from time to time, change its address for service hereunder by notice to the other Parties given in accordance with Section 13.3.

13.3	Notices

Any notice or other communication provided for in this Agreement or any other notice which a Party may desire to give to another Party, shall be in writing and shall be delivered by:

(a)	personal hand delivery to the addressee or to an officer of the addressee, or in the absence of an officer, to some other responsible employee of such addressee and shall be deemed to have been given and received on the date of such delivery or, if so delivered on a day that is not a Business Day, then the next Business Day;

(b)	registered mail, in a properly addressed envelope addressed to the Party to whom the notice is to be given at its address for service and shall be deemed to have been given and received on the date it is signed for evidencing proof of receipt by the addressee or such other person designated as having the responsibility to sign for registered mail; or

(c)	electronic mail (where the addressee has provided an email address with the address for service), addressed to the Party to whom notice is to be given at its address for service and shall be deemed to have been given and received on the same day as the date of sending or, if so delivered on a day that is not a Business Day, then the next Business Day.

ARTICLE 14
MISCELLANEOUS

14.1	Press Release

(a)	Neither Westport Canada nor Volvo Canada, nor any of their respective Affiliates, shall make any press release or response to a press or other inquiry for information, on behalf of themselves or the Partnership, that relates to this Agreement, the Partnership, or the JV Business, unless the other Parties have consented in writing to the final version of such press release or response to a press or other inquiry for information. Notwithstanding the foregoing and for greater certainty, the Parties acknowledge and agree that the General Partner and the Partnership shall be permitted to issue press releases in the ordinary course of business without the prior consent of either Westport Canada or Volvo Canada, provided that the Partnership and the General Partner shall have provided reasonable notice of such release to Westport Canada and Volvo Canada prior to its issuance.

(b)	Subject to Section 9.1 and Section 14.1(a), if a Party or its Affiliate wishes to make any press release or response to press and other inquiries for information that, in either such case, relates to this Agreement, the Partnership, or the JV Business, then it shall provide the other Parties with a draft thereof in sufficient time prior to the release thereof so that the other Parties may review the proposed press release or inquiry response to be released and advise the Party that proposes to make such release of any comments that such other Parties may have in respect thereto.

(c)	The foregoing shall not apply when the release or disclosure of any information that relates to this Agreement, the Partnership, or the JV Business is required by Applicable Law or by any stock exchange on which any of the securities of a Party or any of its Affiliates are listed or by any securities commission or other regulatory authority having jurisdiction over such Party or any of its Affiliates, provided that, in each such case, except where prohibited under Applicable Law, the Party who or whose Affiliate is required to make such disclosure shall provide the other Parties with details of the nature and substance of such release or disclosure as soon as practicable. Furthermore, the obligations in this Section 14.1 shall not apply to general disclosures or releases of information that a Party or its Affiliate may make from time to time relating to its business or property. Notwithstanding anything to the contrary contained in this Section 14.1, the General Partner shall not make any press release or response to press and other inquiries for information that, in either such case, relates to this Agreement, the Partnership, or the JV Business except if approved by the GP Board or required by Applicable Law.

(d)	The Parties acknowledge that this Agreement will constitute a material agreement of Westport Canada and shall be required to be filed with the Canadian Securities Administrators and made publicly available via SEDAR and with the Securities and Exchange Commission via the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

14.2	Amendment

(a)	This Agreement may be amended only:

(i)	in writing pursuant to an amendment agreement executed by all GP Shareholders and the General Partner; or

(ii)	by the General Partner unilaterally, to make changes to Schedule A to reflect any issuances or Transfers of GP Shares made in accordance with this Agreement.

(b)	Any amendment to this Agreement will be provided to all GP Shareholders within 20 Business Days from the effective date of such amendment.

(c)	The General Partner will from time-to-time update Schedule A to reflect additional GP Shareholders as of the Effective Date, or Persons who, in accordance with the provisions of this Agreement, after the date hereof, become GP Shareholders.

(d)	The Parties shall cause the Partnership Agreement and/or the JVCo SHA to be amended to align with any permitted or other approved amendments to this Agreement where the amendments to this Agreement address the same or similar concepts contained in the Partnership Agreement and/or the JVCo SHA. Similarly, the Parties shall amend this Agreement in order to align with any amendments made to the Partnership Agreement and/or JVCo SHA where the amendments to the Partnership Agreement and/or JVCo SHA address the same or similar concepts contained in this Agreement.

14.3	Agreement to be Bound

Each Person who becomes a GP Shareholder must concurrently with becoming a GP Shareholder execute and deliver to the General Partner a counterpart copy of this Agreement or a written agreement in form and substance satisfactory to the Parties, agreeing to be bound by this Agreement, including making the representations and warranties contained in Article 11.

14.4	Conflict with Articles

In the event of any inconsistency between this Agreement and the GP Articles, this Agreement shall govern to the extent of the inconsistency and, at the request of any Party, the Parties shall forthwith make all changes to the GP Articles as are necessary and lawful to render them not inconsistent with this Agreement.

14.5	Entire Agreement

(a)	This Agreement, together with the Project Agreements, constitute the entire agreement between the Parties and their Affiliates with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including the confidentiality agreement entered into between Westport Inc and Volvo Sweden on 18 October 2022 and the Term Sheet dated 18 July 2023 entered into by Westport Inc and Volvo Sweden. There are no conditions, representations, warranties or other agreements between the Parties with respect to the subject matter hereof, whether oral or written, express or implied, statutory or otherwise, except as specifically set out in this Agreement or the other JV Agreements.

(b)	In the event of any actual, irreconcilable conflict that cannot be resolved between the provisions of this Agreement, on one hand, and any provisions in the Partnership Agreement, on the other hand, then such provisions contained in this Agreement shall prevail and the provisions of the Partnership Agreement will be deemed amended, only to the extent necessary to eliminate such irreconcilable conflict.

14.6	Strict Performance of Covenants

The failure of any Party to seek redress for a violation, or to insist upon strict performance of any provision hereof, shall not prevent a subsequent act, which would have originally constituted a violation of such provision or any provision hereof, from having the effect of an original violation of such provision or any other provision hereof.

14.7	Waiver

A waiver of any default, breach or non-compliance under this Agreement is not effective unless it is in writing and signed by the Party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-compliance or by anything done or omitted to be done by that Party. The waiver by a Party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-compliance, whether of the same or any other nature.

14.8	No Liability for Consequential Damage or Loss of Profit

Each Party acknowledges that contractual damages and other remedies will be available to the other Parties with respect to any breach of any provision of this Agreement. The Parties hereby agree that no Party shall be liable (whether in contract or in tort or under common law, including negligence, or otherwise howsoever and notwithstanding the provisions of any legislation in Canada) to any other Party for any indirect or consequential losses, including indirect or consequential losses which are loss of profit or revenue, loss of use, decline in earnings, decline in production, loss of contract or other business opportunity, loss of goodwill, or for any punitive, exemplary or special damages (including resulting from any breach of this Agreement and whether or not advised of any of the foregoing) which may be suffered by such other Party in connection with this Agreement; provided that, (a) this Section 14.8 shall not apply to claims relating to a breach of Article 9; and (b) this Section 14.8 shall not preclude a Party from entitlement to indemnification for such Party as a consequence of its liability to a Third Party for indirect, consequential, punitive, exemplary or special damages which such Third Party is entitled to recover from the relevant Party.

14.9	Severability

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

14.10	Effective Time

This Agreement is deemed effective as of the Effective Date.

14.11	Time of Essence

Time shall be of the essence of this Agreement in all respects.

14.12	Further Assurances

Each Party shall promptly do, execute and deliver or cause to be done, executed and delivered all further acts, documents and things in connection with this Agreement that any other Party may reasonably require for the purpose of giving effect to this Agreement.

14.13	Successors

This Agreement shall enure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

14.14	Assignment

No Party may assign, whether absolutely, by way of security or otherwise, all or any part of its rights or obligations under this Agreement without the prior consent of all of the other Parties or in accordance with this Agreement, except where such assignment is being made together with the Transfer of its GP Shares in accordance with this Agreement.

14.15	Subdivision, Consolidation, etc. of GP Shares

The provisions of this Agreement shall apply mutatis mutandis to any securities into which the GP Shares or any of the GP Shares may be converted or changed, to any securities of the General Partner resulting from a reclassification, subdivision or consolidation of any GP Shares, to any securities of the General Partner which are received by the GP Shareholders as a distribution or as a result of a split, consolidation, issuance, recapitalization or reclassification, and to any securities of the General Partner or of any successor body corporate which may be received by the GP Shareholders on an amalgamation, reorganization, merger or combination of the General Partner.

14.16	Remedies

The Parties acknowledge and agree that all restrictions contained in this Agreement are reasonable and valid and that all defences to the strict enforcement of such restrictions are hereby waived, and that the rights, privileges, restrictions and conditions set forth in this Agreement are special and unique such that a breach of any such rights, privileges, restrictions or conditions may not be adequately compensated for by an award of damages. Accordingly, any Party shall be entitled to temporary and permanent injunctive relief and to an order for specific performance against every other Party that is in breach of this Agreement. Any remedy this Agreement sets forth or contemplates shall be in addition to and not in substitution for or dependent upon any other remedy.

14.17	Withholding

All payments that the General Partner is required to make under this Agreement to a GP Shareholder shall be subject to withholding of Taxes and other amounts as required by Applicable Law or regulation. In lieu of withholding such Taxes and other amounts, in whole or in part, the General Partner may, in its sole discretion, accept other provision for payment of Taxes and other amounts as required by law, provided it is satisfied that all requirements of law affecting its responsibilities to withhold such Taxes and other amounts have been satisfied.

14.18	Expenses

Unless otherwise agreed by Specified Shareholder Approval, each Party will pay its own legal and other costs and expenses incurred in connection with the negotiation and finalization of this Agreement.

14.19	Currency

For the purpose of converting amounts specified in one currency into another currency where required, the rate of exchange to be used shall be the rate published by the European Central Bank as at the close of business on the Business Day immediately prior to the date of conversion.

14.20	Counterparts

This Agreement may be executed by PDF and in two or more counterparts, including by electronic signature, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

[signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement on the Effective Date.

1463861 B.C. LTD.
Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]
Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]

WESTPORT FUEL SYSTEMS CANADA INC.
Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]
Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]

Volvo HPDI HOLDING INC.
Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]
Per:
Name: [Redacted – personal information] Title: [Redacted – personal information]

[Signature page to GP USA]

SCHEDULE A
SHAREHOLDER CAPITAL

Name of GP Shareholder	Number and Class of GP Shares
Westport Fuel Systems Canada Inc. 1691 West 75th Avenue Vancouver, BC V6P 6G2	550 Common Shares
Volvo HPDI Holding Inc. 77 King Street West, Suite 400 Toronto ON M5K 0A1	450 Common Shares

A-1

SCHEDULE B
DISPUTE RESOLUTION aND DEADLOCK

1.1	If a Dispute arises between any of the Parties to this Agreement or the GP Articles, then upon written notice of a Dispute by any of the Parties to the other Party(ies) involved in the Dispute ("Initial Dispute Notice"):

(a)	Escalation to Senior Representatives. If the GP Shareholders are unable to resolve the Dispute within 20 Business Days of receipt of the Initial Dispute Notice, the Dispute (together with any dispute under the Partnership Agreement related to the same or substantially similar subject matter ("Partnership Dispute"), and/or any dispute under the JVCo SHA or the JVCo Articles related to the same or substantially similar subject matter ("JVCo Dispute")) shall be referred to the chief executive officer of Westport Inc. and an executive vice president nominated by Volvo Canada ("Senior Representatives") by notice in writing (a "SR Escalation Notice"). The Dispute must first be submitted to the Senior Representatives in accordance with Appendix 1 to this Schedule B prior to exercising any of the other dispute resolution procedures set out in this Schedule B.

(b)	Additional Dispute Notice. Following escalation to the Senior Representatives in accordance with paragraph (a) and Appendix 1 to this Schedule B, if there remains an Outstanding Dispute (as such term is defined in paragraph 1.1(d)(iii)(B) of Appendix 1 to this Schedule B), then upon written notice from any of the Parties to the other Party(ies) involved in the Outstanding Dispute ("Additional Dispute Notice"), the Outstanding Dispute shall be resolved by the Tax Expert in accordance with paragraph 1.1(c) or Arbitration in accordance with paragraph 1.1(d). The Parties agree that any limitation period imposed by this Agreement or by Applicable Law in respect of a Dispute to which this Schedule B applies shall be tolled from the date of receipt of the Initial Dispute Notice until the issuance of the Additional Dispute Notice.

(c)	Tax Disputes. If the Outstanding Dispute is a Tax Dispute, the Outstanding Dispute will be referred to the Tax Expert for determination in accordance with Appendix 2 to this Schedule B.

(d)	Arbitration. Any Outstanding Dispute in relation to which an Additional Dispute Notice has been served shall be referred to confidential, final and binding arbitration (the "Arbitration") pursuant to the rules of the International Chamber of Commerce (the "ICC"), as further set out in Appendix 3 to this Schedule B. The Outstanding Disputes that shall be settled by Arbitration include Outstanding Disputes related to the formation, existence, validity, interpretation, termination, performance or breach of this Agreement or the GP Articles by a Party.

B-1

APPENDIX 1 TO SCHEDULE B
ESCALATION TO SENIOR REPRESENTATIVES

1.1       Escalation to Senior Representatives

(a)	Each Senior Representative shall have authority to resolve the Dispute that is the subject of the Initial Dispute Notice on behalf of the relevant GP Shareholder that nominated him/her.

(b)	The Senior Representatives shall use all reasonable endeavours in good faith to resolve the Dispute in conjunction with the resolution of any Partnership Dispute and/or JVCo Dispute in respect of:

(i)	a Dispute and/or Partnership Dispute and/or JVCo Dispute that relates the Business Plan, or any component thereof (including the Budget), prior to the commencement of the next Fiscal Year; or

(ii)	any other Dispute and/or Partnership Dispute and/or JVCo Dispute (including a Dispute in relation to an Emergency Funding Notice), within 20 Business Days of receipt of the SR Escalation Notice,

(the "Escalation Period").

(c)	If the Senior Representatives agree to a solution (in whole or in part) to the Dispute, they shall draft a statement setting forth the terms of such resolution which shall be signed by each Senior Representative for the purposes of identification and the GP Shareholders or the Directors shall procure that such resolution is fully and promptly carried into effect.

(d)	To the extent that the Senior Representatives fail to reach agreement on resolution of a Dispute within the relevant Escalation Period:

(i)	if the Dispute is a Significant Deadlock Event, Appendix 4 of Schedule B shall apply in respect of it;

(ii)	to the extent that the Dispute relates to the calculation of FMV, Schedule C shall apply in respect of it;

(iii)	in respect of any other Dispute:

(A)	to the extent that the decision that is the subject of the Dispute relates to a matter for which Specified Board Approval or Specified Shareholder Approval is required, the decision shall not be taken;

(B)	to the extent that the Dispute relates to any other matter (an "Outstanding Dispute"), it will be resolved in accordance with paragraph 1.1(b) of Schedule B; and/or

(C)	the GP Shareholders shall be free to exercise any accrued rights, powers or remedies they may have in respect of such Dispute.

B-2

APPENDIX 2 TO SCHEDULE B
EXPERT DETERMINATION

1.1	Notice of Expert Review

In the event of a Tax Dispute that is to be resolved pursuant to paragraph 1.1(c) of this Schedule B, either Party may serve notice on the other Parties within five Business Days after delivery or receipt of the Additional Dispute Notice requiring that the Tax Dispute be settled by the Tax Expert ("Referral Notice").

1.2	Expert Review Procedure Proceedings

The following provisions shall apply to any Tax Dispute that is referred to the Tax Expert.

(a)	In the event that the Parties are unable to agree the identity of a Tax Expert within 10 Business Days after service of the Referral Notice, either Party may request that the Tax Expert shall be appointed by the ICC International Centre for ADR in accordance with the Rules for the Appointment of Experts and Neutrals of the ICC.

(b)	Each Party shall submit separate written statements setting forth in detail their respective positions with respect to all matters in Tax Dispute to the Tax Expert within 15 Business Days of the appointment of the Tax Expert. All submissions shall be in English, and each Party shall simultaneously send a copy of its submission to the other Parties.

(c)	Each Party shall be entitled to submit a further written statement setting forth in detail any objections to the statement of the other Party referred to in paragraph 1.2(b), within 10 Business Days after receipt of the same. All such submissions shall be in English, and each Party shall simultaneously send a copy of its submission (if any) to the other Parties.

(d)	Within 20 Business Days after the submission to the Tax Expert of all written statements referred to in paragraphs 1.2(b) and (c) or as soon as practicable thereafter, the Tax Expert, acting as an expert and not as an arbitrator or mediator, will make a final determination binding on the Parties, on the basis of Applicable Law, OECD guidelines and other applicable technical standards related to such Tax Dispute and otherwise in accordance with this Agreement.

(e)	There shall be no ex-parte communications between a Party and the Tax Expert relating to those matters in dispute, other than the initial written submissions by the Parties of their respective positions on the matters in dispute and written answers to written questions from the Tax Expert, with simultaneous copies to each Party involved in such Tax Dispute.

(f)	The decision of the Tax Expert shall be, absent manifest error, unappealable, final and binding on the Parties. The General Partner shall, and the Parties shall procure (to the extent each of them is able) that the GP Board, Management and each other member of the LP Group, as applicable, shall (i) implement any changes to the TP Model and/or any new arrangements or changes to existing arrangements within the TP Model (as so updated), and/or (ii) amend, finalise and submit the relevant Tax Return(s), or amend or withdraw any previously submitted Tax Return(s) and/or submit any replacement Tax Return(s), in each case, as are necessary to reflect the decision of the Tax Expert.

B-3

(g)	Except as may be required by Applicable Law, neither a Party nor its Representatives may disclose any matter in connection with the Tax Dispute without the prior written consent of the other Parties. The Tax Expert shall also maintain the confidentiality of the Tax Dispute.

(h)	The cost of the Tax Expert's review and determination shall be borne equally by the Parties.

B-4

APPENDIX 3 TO SCHEDULE B
ARBITRATION PROVISIONS

1.1       Notice of Arbitration

In the event of an Outstanding Dispute that is to be resolved pursuant to paragraph 1.1(c) of Schedule B, any Party involved in the Outstanding Dispute shall submit the Outstanding Dispute to be settled by Arbitration within five Business Days after delivery or receipt of the Additional Dispute Notice.

1.2       All Arbitration Proceedings

The following provisions shall apply to any Dispute that is referred to Arbitration.

(a)	All Arbitrations shall be conducted under the then current rules of the International Chamber of Commerce (the "ICC Rules").

(b)	The seat of Arbitration shall be Vancouver, British Columbia, but nothing in this Agreement precludes any of the proceedings from taking place electronically.

(c)	The language of the Arbitration shall be English.

(d)	Unless the Parties to the Dispute agree otherwise, three arbitrators will be appointed for the Arbitration (the "Arbitrators") in accordance with Article 12 of the ICC Rules. Volvo Canada and Westport Canada shall be entitled to appoint one Arbitrator each and those Arbitrators together shall jointly appoint a third Arbitrator of their choosing.

(e)	Without limiting a Party's right to challenge the appointment of an Arbitrator pursuant to the ICC Rules, a Party to the Dispute shall not be entitled to set-aside an award on the basis that an appointed Arbitrator did not have the requisite expertise in the relevant subject matter.

(f)	Except as may be required by Applicable Law, neither a Party to a Dispute nor its Representatives may disclose to any Third Party (other than the Arbitrators) any matter in connection with an Arbitration without the prior written consent of the other party to the Dispute. The Arbitrators shall also maintain the confidentiality of the Arbitration.

(g)	Any decision rendered by the Arbitrators shall be final and binding upon the Parties to the Dispute and not subject to appeal, and judgment may be entered upon it in accordance with Applicable Law in any court of competent jurisdiction. The Arbitrators shall not be entitled to award interest or indirect or consequential damages (including indirect or consequential losses that are loss of profits) except as reimbursement for any such amounts which are a consequence of a party's liability to a Third Party for indirect, consequential, punitive, exemplary or special damages which such Third Party has recovered or is entitled to recover from the relevant Party.

(h)	Any award that compels any of the Parties to the Dispute to pay an amount of money shall accrue interest at the daily rate [Redacted – commercially sensitive information] from the date of breach or violation of this Agreement or the GP Articles, as determined by the award, until such award is fully paid.

B-5

(i)	For the sake of efficiency and to avoid inconsistent findings, the Parties consent to the consolidation of two or more Arbitrations commenced under this Agreement or any other JV Agreement that relate to the same facts and issues. For this purpose, the Parties shall (and shall procure that their respective 100% Affiliates, as applicable, shall) procure, to the extent each of them is able, that the arbitral tribunal for any such Arbitration shall be composed of the same Arbitrators as the tribunal for any previous such Arbitration. In the event that this is not possible, the arbitral tribunal of the first such Arbitration shall adjudicate the consolidation of the relevant Arbitrations.

B-6

APPENDIX 4 TO SCHEDULE B
SHOTGUN PROVISION

[Redacted – commercially sensitive information]

B-7

SCHEDULE C
FMV PROCEDURE aND METHODOLOGY

[Redacted – commercially sensitive information]

C-1

SCHEDULE D
INITIAL BUSINESS PLAN

[Redacted – commercially sensitive information]

D-1